Filed pursuant to General Instruction II.L. of Form F-10;

File No. 333-273734

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus to which it relates, dated August 3, 2023 (the “Prospectus”) and each document incorporated or deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement and accompanying Prospectus to which it relates from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at its head office at Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, telephone (604) 688-3033 and are also available electronically at www.sedarplus.ca.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED AUGUST 3, 2023

New Issue	February 22, 2024

Up to US$150,000,000

Common Shares

This Prospectus Supplement, together with the accompanying Prospectus, qualifies the distribution (the “Offering”) of common shares (the “Common Shares” and each Common Share being qualified hereunder, an “Offered Share”) of First Majestic Silver Corp. (“First Majestic” or the “Company”) having an aggregate offering price of up to US$150,000,000. First Majestic has entered into an equity distribution agreement dated February 22, 2024 (the “Equity Distribution Agreement”) with BMO Capital Markets Corp. (“BMO”) and TD Securities (USA) LLC (“TD” and together with BMO, the “Agents”) pursuant to which First Majestic may distribute Offered Shares from time to time through the Agents, as agent or as principal for the distribution of the Offered Shares, in accordance with the terms of the Equity Distribution Agreement. See “Plan of Distribution”.

The outstanding Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “FR” and on the New York Stock Exchange (the “NYSE”) under the symbol “AG”. On February 21, 2024, the last trading day on the TSX before the date of this Prospectus Supplement, the closing trading price of the Common Shares on the TSX was C$6.03, per Common Share. On February 21, 2024, the last trading day on the NYSE before the date of this Prospectus Supplement, the closing trading price of the Common Shares on the NYSE was US$4.45, per Common Share. The TSX has conditionally approved the listing of the Offered Shares offered hereunder, subject to the Company fulfilling all of the listing requirements of the TSX. In addition, the NYSE has approved the listing of the Offered Shares offered hereunder.

First Majestic is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus Supplement in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is governed by the laws of British Columbia, Canada, that some or all of its officers and directors are residents of a foreign country, that some or all of the experts named in this

Prospectus Supplement and the accompanying Prospectus are, and the experts and Agents named herein and in the Prospectus may be, residents of a foreign country, and a substantial portion of the assets of the Company and said persons may be located outside of the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective investors should be aware that the acquisition, holding or disposition of the Common Shares may have tax consequences in Canada and the United States. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement under the heading “Certain U.S. Federal Income Tax Considerations” and should consult their own tax advisor with respect to their own particular circumstances.

Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions (“NI 44-102”), including sales made directly on the NYSE or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. No Offered Shares will be offered or sold in Canada on the TSX or any other trading market in Canada. If expressly authorized by the Company, the Agents may also sell Offered Shares in privately negotiated transactions in the United States. The sales, if any, of Offered Shares made under the Equity Distribution Agreement will be made by means of ordinary brokers’ transactions on the NYSE at market prices, or as otherwise agreed upon by the Company and the Agents. As a result, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. As a result, the Offering could be terminated after only raising a small portion of the offering amount set out above, or none at all. See “Plan of Distribution”.

In connection with the Offering, the Company may be considered to be a “connected issuer” within the meaning of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”) to each of the Agents, separately. An affiliate of BMO and an affiliate of TD are each members of a syndicate of lenders to the Company pursuant to the Revolving Facility (as defined herein). See “Plan of Distribution”.

The Company will pay each Agent a commission of up to 2.0% of the gross sales price per Offered Share sold through such Agent as the Company’s agent under the Equity Distribution Agreement.

Investing in the Offered Shares is subject to certain risks that should be considered carefully by prospective purchasers. Please see “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and the risk factors in the Company’s documents which are incorporated by reference herein for a description of risks involved in an investment in Offered Shares.

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Prospectus, which provides more general information. If the description of the Common Shares varies between this Prospectus Supplement and the accompanying Prospectus, investors should rely on the information in this Prospectus Supplement. Before you invest, you should carefully read this Prospectus Supplement, the accompanying Prospectus, all information incorporated by reference herein and therein, as well as the additional information described under “Where You Can Find Additional Information” in this Prospectus Supplement. These documents contain information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying Prospectus or any of the documents incorporated by reference therein. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the accompanying Prospectus or any documents incorporated by reference therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the accompanying Prospectus and such documents incorporated by reference therein.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Company has not, and the Agents have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is offering to sell, and seeking offers to buy, Offered Shares only in jurisdictions where offers and sales are permitted. The distribution of this Prospectus Supplement and the Offering in certain jurisdictions may be restricted by law. You should assume that the information contained in this Prospectus Supplement and the accompanying Prospectus, as well as information filed with the SEC and with the securities regulatory authority in each of the provinces of Canada other than Québec that is incorporated by reference herein and in the accompanying Prospectus, is accurate only as of its respective date. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See “Documents Incorporated by Reference”.

Unless the context otherwise requires, references in this Prospectus Supplement and the accompanying Prospectus to “First Majestic” or “the Company” refer to First Majestic Silver Corp. and include each of its direct and indirect subsidiaries as the context requires.

FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus is determined using IFRS, which differs from United States generally accepted accounting principles and therefore may not be comparable in all material respects to financial information prepared in accordance with United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements of the Company incorporated by reference in this Prospectus Supplement and the accompanying Prospectus are reported in United States dollars. In this Prospectus Supplement and the accompanying Prospectus, all dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and are referred to as “US$”. Canadian dollars are referred to as “C$”. The high, low, closing and average exchange rates for Canadian dollars in terms of the United States dollar for each of the indicated periods, as quoted by the Bank of Canada, were as follows:

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	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	(expressed in Canadian dollars)
High	1.3875	1.3856	1.2942
Low	1.3128	1.2451	1.2040
Closing	1.3226	1.3544	1.2678
Average	1.3497	1.3011	1.2535

On February 21, 2024 the daily average exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.0000 = C$1.3512.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the accompanying Prospectus, and the documents incorporated by reference herein and therein, contain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or the Company’s future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management’s experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to statements with respect to:

•	future financings;

•	the redemption and/or conversion of the Company’s securities;

•	statements with respect to the Company’s business strategy;

•	future planning processes;

•	commercial mining operations, anticipated mineral recoveries, projected quantities of future mineral production, interpretation of drill results and other technical data;

•	anticipated development, expansion, exploration activities and production rates and mine plans and mine life;

•	the security situation at San Martín (as defined herein);

•	construction and operations of the replacement well at La Encantada (as defined herein);

•	the operations of the Company’s central lab;

•	the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects;

•	the timing of completion of exploration and drilling programs and capital projects and preparation of technical reports and completion of preliminary economic assessments;

•	viability of the Company’s projects;

•	potential metal recovery rates;

•	payment of dividends;

•	sales of bullion direct to customers;

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•	decommissioning activities at the Jerritt Canyon Gold Mine;

•	anticipated reclamation and decommissioning activities and associated costs;

•	future exploration activities at the Jerritt Canyon Gold Mine and the costs thereof;

•	the temporary suspension of operations at the Jerritt Canyon Gold Mine;

•	the implementation and effect of cost-reduction initiatives;

•	conversion of Mineral Resources to Proven and Probable Mineral Reserves;

•	analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable;

•

the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures, cost savings, allocation of capital, the sale of certain of its non-material properties, and statements with respect to the recovery of value added tax receivables and the tax regime in Mexico;

•

the conduct or outcome of outstanding litigation, regulatory proceedings, negotiations or proceedings under the North American Free Trade Agreement or other claims and the compliance by counterparties with judgments or decisions;

•	the impact of amendments to accounting policies;

•	the effectiveness of internal controls and procedures;

•	the validity of the Advanced Pricing Agreement between the Mexican Taxation Authority, Servicio de Administracion Tributaria and Primero Empresa Minera, S.A. de C.V.;

•	the Company’s plans with respect to enforcement of certain judgments in favour of the Company and the likelihood of collection under those judgments;

•

the Company’s ability to comply with future legislation or regulations including amendments to Mexican mining legislation and the Company’s intent to comply with future regulatory and compliance matters;

•	future regulatory trends, future market conditions, future staffing levels and needs and assessment of future opportunities of the Company;

•	the anticipated start and projected quantities of silver bullion production from the Company’s minting facility;

•	assumptions of management;

•	maintaining relations with local communities;

•	maintaining relations with employees;

•	renewing contracts related to material properties;

•	the Share Repurchase Program (as defined in the Annual Information Form (as defined herein));

•	the restart of operations or potential interim plans at the Company’s temporarily suspended and/or non-operating mines;

•	those factors identified under the caption “General Development of the Business - Risk Factors” in the Annual Information Form;

•

expectations regarding the effects of public health crises including pandemics such as COVID-19 on the Company’s operations, the global economy and the market for the Company’s products and securities; and

•	other statements identified as such in the documents incorporated by reference herein.

All statements other than statements of historical fact may be forward-looking statements. Statements concerning Proven and Probable Mineral Reserves and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of Measured and Indicated Mineral Resources or Proven and Probable Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

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Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, global and local economic conditions, including inflation and risk of economic downturn, environmental and health and safety risks, including public health threats and climate related risks, fluctuating currency exchange rates, changes in commodity prices and, in particular, silver and gold prices, changes in exchange rates and interest rates, access to skilled mining development and mill production personnel, labour relations, costs of labour, conflicts of interests involving key persons, relations with local communities and aboriginal groups, results of exploration and development activities, risks inherent in the development, construction and permitting of new mining projects or in restarting production at any of the Company’s non-operating mines, the accuracy of Mineral Reserve and Mineral Resource estimates and the calculation of mineral recovery rates, uninsured risks, defects in title, the availability and costs of materials and equipment, climate change events including, but not limited to, drought conditions, inability to meet future financing needs on acceptable terms, risks relating to declaration, timing and payment of dividends, availability of strategic alternatives, risks in connection with acquisitions and dispositions, hedging risks, equity price risks related to the Company’s holding of long-term investments in other companies, risks related to the market price of the Common Shares, indebtedness risk, counterparty credit and liquidity risks, changes in national or local governments, civil disobedience, changes in applicable legislation or application thereof, the ability of the Company to comply with applicable laws, regulations and permitting requirements, security risks, risks related to public health crises, including pandemics such as COVID-19, and the governmental and regulatory actions taken in response thereto, political and country risks, including risks associated with the ongoing conflicts in Ukraine and in the Middle East (including any broadening or escalation thereof) and sanctions imposed by certain nations in connection therewith, the adoption of tariffs and evolving trade policy between applicable nations, timeliness of government approvals, results of litigation including appeals of judgements, resolutions of claims and arbitration proceedings, negotiations and regulatory proceedings, availability of time on court calendars in Canada and elsewhere, the recognition of Canadian judgements under Mexican law, the possibility of settlement discussions and the insufficiency of a defendant’s assets to satisfy any judgement amount, assessments by government agencies, actual performance of facilities, equipment, processes relative to specifications and expectations and unanticipated environmental impacts on operations, and outcomes of tax assessments, audits and reassessments in Mexico. This is not an exhaustive list of the risks and other factors that may affect any of the Company’s forward-looking statements. Additional factors that could cause actual results to differ materially include, but are not limited to, the risk factors referred to under “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus, as well as those described in the documents incorporated by reference herein, and in particular under the heading “General Development of the Business - Risk Factors” in the Annual Information Form.

The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Prospectus Supplement or the accompanying Prospectus, including the documents incorporated by reference herein and therein, should not be unduly relied upon. These statements speak only as of the date of this Prospectus Supplement or as of the date specified in the documents incorporated by reference in this Prospectus Supplement, as the case may be. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING

PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Information concerning the Company’s mineral properties contained in this Prospectus Supplement and the accompanying Prospectus, including in the documents incorporated by reference herein and therein, has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the SEC applicable to domestic United States issuers. Accordingly, this disclosure is not comparable to the disclosure of U.S. issuers subject to the SEC’s mining disclosure requirements.

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See “Glossary of Certain Technical Terms” in the Annual Information Form, which is incorporated by reference herein, for a description of certain of the mining terms used in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in each of the provinces of Canada other than Québec (the “Qualifying Provinces”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the General Counsel & Corporate Secretary of the Company at its head office at 1800 - 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2, telephone (604) 688-3033, and are also available electronically in Canada through the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca or in the United States through the SEC’s Electronic Data Gathering and Retrieval (“EDGAR”) at the website of the SEC at www.sec.gov. The filings of the Company through SEDAR+ and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

As of the date hereof, the following documents, filed by the Company with the securities commissions or similar authorities in each of the Qualifying Provinces, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus Supplement or the accompanying Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus Supplement or the accompanying Prospectus, as further described below:

(a)

the annual information form of the Company for the year ended December 31, 2022 dated March 31, 2023 (the “Annual Information Form”), except for the information contained under the heading “Jerritt Canyon Gold Mine, Elko County, Nevada, USA” therein, which has been superseded by the information contained in the Prospectus under the heading “The Jerritt Canyon Gold Mine”;

(b)

the audited consolidated financial statements of the Company as of and for the years ended December 31, 2023 and 2022 and the notes thereto (the “Annual Financial Statements”) together with the independent registered public accounting firm’s reports thereon;

(c)	the management’s discussion and analysis of the Company for the year ended December 31, 2023 (the “Annual MD&A”);

(d)	the management information circular of the Company dated April 17, 2023 prepared in connection with the annual meeting of shareholders of the Company held on May 25, 2023; and

(e)	the material change report of the Company dated March 21, 2023 regarding the temporary suspension of mining activities and the reduction of workforce at the Company’s Jerritt Canyon Gold Mine.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus Supplement and prior to the termination of any offering of securities hereunder shall be deemed to be incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished by the Company to the SEC after the date of this Prospectus Supplement and prior to the date that all Offered Shares offered hereunder are sold or the Offering is otherwise terminated, that document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined below) of which this Prospectus Supplement forms a part (in the case of Form 6-K and Form 8-K, if and to the extent set forth therein). The Company may also incorporate other information filed with or furnished to the SEC under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that information included in any report on Form 6-K or Form 8-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K or Form 8-K.

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Any statement contained in this Prospectus Supplement or in the accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement or the accompanying Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the accompanying Prospectus; rather only such statement as modified or superseded shall be considered to constitute part of this Prospectus Supplement or the accompanying Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the General Counsel & Corporate Secretary of the Company at its head office at Suite 1800 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, telephone (604) 688-3033 and are also available electronically at www.sedarplus.ca and www.sec.gov.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus Supplement and in the accompanying Prospectus under “Documents Incorporated by Reference”, the Equity Distribution Agreement will be filed with the SEC as part of the registration statement on Form F-10 (the “Registration Statement”) filed by the Company under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), of which this Prospectus Supplement forms a part.

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SUMMARY

This summary highlights certain information about the Company, the Offering and selected information contained elsewhere in or incorporated by reference into this Prospectus Supplement or the accompanying Prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Offered Shares. For a more complete understanding of the Company and the Offering, the Company encourages you to read and consider carefully the more detailed information in this Prospectus Supplement and the accompanying Prospectus, including the information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and in particular, the information under the heading “Risk Factors” in this Prospectus Supplement. All capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus Supplement or the accompanying Prospectus, as applicable.

Overview

First Majestic is in the business of the production, development, exploration and acquisition of mineral properties with a focus on silver and gold production in Mexico and the United States. As such, the Company’s business is dependent on foreign operations in Mexico and the United States.

The Company currently owns and operates three producing mines:

1.	the San Dimas Silver/Gold Mine in Durango State, Mexico;

2.	the Santa Elena Silver/Gold Mine in Sonora State, Mexico; and

3.	the La Encantada Silver Mine in Coahuila State, Mexico (“La Encantada”).

As announced by the Company on March 20, 2023, operations at the Company’s Jerritt Canyon Gold Mine located in Elko County, Nevada, U.S.A. are currently temporarily suspended. Technical information about the Jerritt Canyon Gold Mine is contained in the Prospectus under the heading “The Jerritt Canyon Gold Mine” and supersedes the technical disclosure in the Annual Information Form with respect to the Jerritt Canyon Gold Mine.

The Company also owns two non-material mines in Mexico which are currently under care and maintenance:

1.	the San Martín Silver Mine in Jalisco State (“San Martín”); and

2.	the Del Toro Silver Mine in Zacatecas State.

The Company also owns the La Luz Silver Project, an advanced-stage silver development project in San Luis Potosi State, Mexico, as well as a number of exploration projects in Mexico.

The Company does not consider its mines in Mexico which are under care and maintenance or its advanced-stage silver development projects to be material properties for the purposes of National Instrument 51-102 Continuous Disclosure Obligations or National Instrument 43-101 Standards of Disclosure for Mineral Projects. The Mineral Resources and Reserves reported in this Prospectus and the documents incorporated by reference herein represent the most up to date estimates completed for the Company’s operations and properties. Investors are cautioned against relying on such Mineral Resource and Reserve estimates since these estimates are based on certain assumptions regarding future events and performance such as: commodity prices, operating costs, taxes, metallurgical performance and commercial terms. Interpretations and Resource and Reserve estimates are based on limited sampling information that may not be representative of the mineral deposits.

Further information regarding the business of the Company, its operations and its mineral properties can be found in the Annual Information Form and the documents incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. See “Documents Incorporated by Reference”.

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THE OFFERING

Offered Shares	Common Shares having an aggregate offering price of up to US$150,000,000.

Manner of offering

Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus may be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the NYSE or other trading markets for the Common Shares in the United States. No Offered Shares will be offered or sold in Canada on the TSX or other trading markets in Canada. The sales, if any, of Offered Shares made under the Equity Distribution Agreement will be made by means of ordinary brokers’ transactions on the NYSE at market prices, or as otherwise agreed upon by the Company and the Agents. See “Plan of Distribution”.

Use of proceeds

The principal business objectives that the Company expects to accomplish using the net proceeds from the Offering, if any, together with the Company’s current cash resources, are to develop and/or improve the Company’s existing mines and to add to the Company’s working capital. See “Use of Proceeds”.

Risk factors

See “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and the risk factors discussed or referred to in the documents which are incorporated by reference into this Prospectus Supplement and the accompanying Prospectus for a discussion of factors that should be read and considered before investing in the Offered Shares.

Tax considerations

Purchasing Offered Shares may have tax consequences. This Prospectus Supplement and the accompanying Prospectus may not describe these consequences fully for all investors. Investors should read the tax discussion in this Prospectus Supplement and the accompanying Prospectus and consult with their tax advisor. See “Certain U.S. Federal Income Tax Considerations” in this Prospectus Supplement.

Listing symbol	The Common Shares are listed for trading on the TSX under the symbol “FR” and the NYSE under the symbol “AG”.

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RISK FACTORS

Before deciding to invest in the Offered Shares, prospective purchasers of the Offered Shares should consider carefully the risk factors and the other information contained in this Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference herein and therein before purchasing the Offered Shares. An investment in the Offered Shares is speculative and involves a high degree of risk. Information regarding the risks affecting the Company and its business is provided in the documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, including in the Annual Information Form under the heading “General Development of the Business - Risk Factors”. Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company’s business, financial condition, results of operations or prospects. See “Documents Incorporated by Reference”.

No Assurance of Active or Liquid Market

No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, precious metals prices, prevailing interest rates and the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.

If the Offered Shares are traded after their initial issue, they may trade at a discount from their initial offering prices depending on the market and other factors including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the Common Shares.

Public Markets and Share Prices

The market price of the Offered Shares that become listed and posted for trading on the TSX, NYSE or any other stock exchange could be subject to significant fluctuations in response to variations in the Company’s financial results or other factors. In addition, fluctuations in the stock market in general may adversely affect the market price of the Offered Shares that become listed and posted for trading on a stock exchange regardless of the financial performance of the Company. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the financial performance of issuers. Market fluctuations may adversely impact the market price of the Offered Shares that become listed and posted for trading on a stock exchange. There can be no assurance of the price at which the Offered Shares that become listed and posted for trading on a stock exchange will trade.

Additional Issuances and Dilution

The Company may issue and sell additional securities of the Company from time to time. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any securities of the Company that are issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company’s earnings per share. Moreover, this Prospectus Supplement and the accompanying Prospectus may create a perceived risk of dilution resulting in downward pressure on the price of the Company’s issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

There is No Certainty Regarding the Net Proceeds to the Company

There is no certainty that US$150,000,000 will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell the Offered Shares when and to the extent requested by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

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The Company has Broad Discretion in the Use of the Net Proceeds from the Offering and May Use Them in Ways Other than as Described Herein

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company under the Offering, if any, and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline. Because of the number and variability of factors that will determine the Company’s use of such proceeds, if any, the Company’s ultimate use might vary substantially from its planned use.

RECENT DEVELOPMENTS

On May 4, 2023, the Company’s board of directors (the “Board”) declared a dividend payment of US$0.0057 per Common Share for the first quarter of 2023 payable to all shareholders of record as of the close of business on May 18, 2023.

On May 8, 2023, the Mexican Government enacted a decree amending several provisions of the Mining Law, the Law on National Waters, the Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (the “Decree”), which became effective on May 9, 2023. The Decree enacts various amendments to existing laws, including: (i) reductions in the duration of mining concession titles, (ii) revisions to the process to obtain new mining concessions (through a public tender), (iii) imposing additional conditions on water use and availability for mining concessions, (iv) the elimination of “free land and first applicant” scheme, (v) imposing additional social and environmental requirements to obtain and keep mining concessions, (vi) requiring the authorization by the Ministry of Economy for the transfer of any mining concession, (vii) imposing additional penalties including cancellation of mining concessions due to non-compliance with applicable laws, (viii) dismissing all outstanding applications for new concessions, and (ix) requiring new financial instruments or collateral to guarantee the preventive, mitigation and compensation plans resulting from the social impact assessments, among other amendments. These amendments are expected to have an impact on our current and future exploration activities and operations in Mexico. The extent of the impact of the Decree is yet to be determined, as, among other things, the Mexican Government has not yet filed the regulations in respect of the Decree, but the impact may be material for the Company. On June 7, 2023, the Senators of the opposition parties (PRI, PAN and PRD) filed a constitutional action against the Decree, which is pending before the Plenary of the Supreme Court of Justice. During the second quarter of 2023, the Company filed amparo lawsuits, challenging the constitutionality of the Decree. As of the date hereof the Company’s amparo lawsuits are pending before the District Courts.

On August 3, 2023, the Board declared a dividend payment of US$0.0051 per Common Share for the second quarter of 2023 payable to all shareholders of record as of the close of business on August 16, 2023.

On August 14, 2023, following the receipt of approval from the Comisión Federal de Competencia Económica (COFECE) in Mexico, the Company announced the closing of the sale of its 100%-owned past producing La Parrilla Silver Mine in Durango State to Golden Tag Resources Ltd. (now known as Silver Storm Mining Ltd.) (“Silver Storm”) for total consideration of up to US$33.5 million. In consideration of the sale, First Majestic received 143,673,684 common shares of Silver Storm at a deemed price of C$0.19 per share for an approximate value of C$27.0 million or US$20.0 million, representing approximately 40% of the then outstanding common shares of Silver Storm. The Company will also be entitled to receive up to US$13.5 million in either cash or shares in Silver Storm, payable in three deferred payments upon the occurrence of specific milestones. In addition, the Company participated in Silver Storm’s offering of subscription receipts and purchased 18,009,000 Silver Storm subscription receipts at a price of C$0.20 each, which, in accordance with their terms, have now converted into 18,009,000 common shares of Silver Storm and 9,004,500 common share purchase warrants of Silver Storm, each exercisable for one additional Silver Storm common share until August 14, 2026 at a price of C$0.34 per share.

13

On September 14, 2023, the Company announced the launch of its 100% owned and operated minting facility First Mint, LLC, in the State of Nevada, U.S.A. This facility is expected to expand upon the Company’s existing bullion sales through vertically integrating production of investment-grade fine silver bullion. This will allow First Majestic to sell a substantially greater portion of its silver production directly to its shareholders and other bullion customers. The Company expects the new mint to begin producing of silver bullion products in the first quarter of 2024.

On November 1, 2023, the Board declared a dividend payment of US$0.0046 per Common Share for the third quarter of 2023 payable to all shareholders of record as of the close of business on November 15, 2023.

On January 16, 2024, the Company announced that total production in the fourth quarter of 2023 from the Company’s producing mines reached 6.6 million silver equivalent (AgEq) ounces consisting of 2.6 million ounces of silver and 46,585 ounces of gold.

On February 20, 2024, Ana Lopez resigned from the Board.

On February 21, 2024, the Board declared a dividend payment of US$0.0048 per Common Share for the fourth quarter of 2023 payable to all shareholders of record as of the close of business on March 14, 2024.

CONSOLIDATED CAPITALIZATION

The following table sets forth the Company’s cash, indebtedness and shareholders’ equity as of December 31, 2023, the date of the Company’s Annual Financial Statements and Annual MD&A. There has been no material change in the share and loan capital of the Company on a consolidated basis, since December 31, 2023. This table should be read in conjunction with the Company’s Annual Financial Statements and Annual MD&A.

Description of Capital	As of December 31, 2023
Cash and cash equivalents	US$	125,581,000
Restricted Cash - current		—
Indebtedness (1)	US$	256,514,000
Number of Common Shares outstanding		287,146,715
Shareholders’ Equity
Share Capital	US$	1,879,971,000
Equity Reserves	US$	88,025,000
Deficit	(US$	609,876,000)

Total Shareholders’ Equity	US$	1,358,120,000

(1)	Indebtedness includes the book value of debt facilities and lease liabilities.

USE OF PROCEEDS

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Agents in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable compensation payable to the Agents under the Equity Distribution Agreement and the expenses of the distribution.

The principal business objectives that the Company expects to accomplish using the net proceeds from the Offering, if any, together with the Company’s current cash resources, are to develop and/or improve the Company’s existing mines and to add to the Company’s working capital.

14

PLAN OF DISTRIBUTION

The Company has entered into the Equity Distribution Agreement with the Agents, as sales agents, under which the Company may offer and sell Offered Shares having an aggregate offering price of up to US$150,000,000 from time to time. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the NYSE or other trading markets for the Common Shares in the United States. No Offered Shares will be offered or sold in Canada on the TSX or on any other trading market in Canada. The sales, if any, of Offered Shares made under the Equity Distribution Agreement will be made by means of ordinary brokers’ transactions on the NYSE at market prices, or as otherwise agreed upon by the Company and the Agents. As a result, price may vary as between purchasers and during the period of distribution. The Agents will not engage in any transactions that stabilize the price of the Common Shares.

Under the terms of the Equity Distribution Agreement, the Company also may sell Common Shares to the Agents as principals for their own accounts at a price agreed upon at the time of sale. If the Company sells Common Shares to the Agents as principals, the Company will enter into a separate terms agreement with the Agents and the Company will describe this terms agreement in a separate prospectus supplement or pricing supplement.

The Company will designate the maximum amount of Offered Shares to be sold through an Agent on a daily basis or otherwise as the Company and such Agent agree and the minimum price per Offered Share at which such Offered Shares may be sold. Subject to the terms and conditions of the Equity Distribution Agreement, the applicable Agent will use its reasonable efforts to sell on the Company’s behalf all of the designated Offered Shares. The Company may instruct the applicable Agent not to sell any Offered Shares if the sales cannot be effected at or above the price designated by the Company in any such instruction. The Company or the applicable Agent may suspend the offering of the Offered Shares at any time and from time to time by notifying the other party.

Each of the Company and the Agents has the right, by giving written notice as specified in the Equity Distribution Agreement, to terminate the Equity Distribution Agreement in its sole discretion at any time.

The applicable Agent will provide to the Company written confirmation following the close of trading on the NYSE each day in which Offered Shares are sold under the Equity Distribution Agreement. Each confirmation will include the number of Offered Shares sold on that day, the gross sales proceeds and the net proceeds to the Company (after transaction fees, if any, but before other expenses). The Company will report at least quarterly the number of Offered Shares sold through the Agents under the Equity Distribution Agreement, the net proceeds to the Company (before expenses) and the commissions of the Agents in connection with the sales of the Offered Shares.

The Company will pay each Agent a commission of up to 2.0% of the gross sales price per Offered Share sold through such Agent as the Company’s agent under the Equity Distribution Agreement. The Company has agreed to reimburse the Agents for certain of their expenses.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second business day, or such shorter settlement cycle as may be in effect pursuant to Rule 15c6-1 under the Exchange Act from time to time, following the date on which any sales were made in return for payment of the net proceeds to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the applicable Agent may agree upon.

The Agents are not registered as a dealer in any Canadian jurisdiction and, accordingly, are not permitted and will not, directly or indirectly, advertise or solicit offers to purchase any of the Offered Shares in Canada.

If the Company or any Agent has reason to believe that the Offered Shares are no longer “actively-traded securities” as defined under Rule 101(c)(l) of Regulation M under the Exchange Act, such party will promptly notify the others and sales of Offered Shares pursuant to the Equity Distribution Agreement or any terms agreement will be suspended until in the Company and Agents’ collective judgment Rule 101(c)(1) or another exemptive provision has been satisfied.

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The offering of Offered Shares pursuant to the Equity Distribution Agreement will terminate upon the earlier of (i) the sale of all Offered Shares subject to the Equity Distribution Agreement; (ii) the termination of the Equity Distribution Agreement by the Company or by the Agents; or (iii) September 3, 2025.

In connection with the sale of the Offered Shares on the Company’s behalf, each Agent will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act. The Agents will not engage in any transactions that are intended to stabilize or maintain the price of the Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over allot, Common Shares in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

The TSX has conditionally approved the listing of the Offered Shares offered hereunder, subject to the Company fulfilling all of the listing requirements of the TSX. In addition, the NYSE has approved the listing of the Offered Shares offered hereunder.

Selling Restrictions Outside of the United States

No action has been taken by the Company that would permit a public offering of the Offered Shares in any jurisdiction outside the United States where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

Relationship between the Company and the Agents (Conflicts of Interest)

The Agents and their affiliates have performed investment banking, lending, commercial banking and advisory services for the Company from time to time for which they have received customary fees and expenses. From time to time, the Agents and/or their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with the Company for which they would expect to receive customary fees and commissions.

In connection with the Offering, the Company may be considered to be a “connected issuer” (as defined in NI 33-105) to BMO under applicable Canadian securities legislation.

Bank of Montreal and The Toronto-Dominion Bank (together, the “Lender Affiliates”) are “related issuers” (as defined in NI 33-105) of BMO and TD, respectively, and are members of a syndicate of lenders which extended the Company a revolving term credit facility in the principal amount of US$175,000,000 (the “Revolving Facility”) pursuant to a third amended and restated credit agreement dated as of June 29, 2023. As at December 31, 2023, the undrawn portion of the Revolving Facility, net of letters of credit and drawdowns, is approximately US$124.6 million. The Company is in compliance with the Revolving Facility and, other than a waiver of certain restrictive covenants in connection with the sale of the royalty portfolio to Metalla Royalty & Streaming Ltd. discussed in the Annual Information Form under the heading “Significant Business Developments during the Most Recent Three Years”, there have been no waivers granted since execution. The financial position of the Company has not materially changed since the Revolving Facility was entered into. The obligations under the Revolving Facility are secured. The Company reserves the right to use certain proceeds of the Offering to reduce any indebtedness under the Revolving Facility.

16

The decision to distribute the Offered Shares, including the determination of the terms of the Offering, was made through arm’s length negotiations between the Company and the Agents. The Lender Affiliates did not have any involvement in such decision or determination. As a consequence of the Offering, the Agents will receive their commission and, to the extent any of the proceeds of the Offering are applied to reduce any indebtedness under the Revolving Facility, the Lender Affiliates will receive their proportionate share of the repaid indebtedness.

As a result, the Agents or their Lender Affiliates may receive more than 5% of the net proceeds from the sale of the Offered Shares in the form of the repayment of any future indebtedness. Accordingly, the Offering is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, because the conditions of Rule 5121(a)(1)(B) are satisfied. The Agents and the Lender Affiliates may also make investment recommendations and/or publish or express independent research views in respect of the Company’s securities or financial instruments related to the Company’s securities and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Company is authorized to issue an unlimited number of Common Shares, without par value, of which 287,225,523 are issued and outstanding as of February 21, 2024. There are also options outstanding to purchase up to 7,515,689 Common Shares at prices ranging from C$6.55 to C$21.90, 1,671,221 restricted share units (the “RSUs”), 1,030,318 performance share units (“PSUs”) and 50,601 deferred share units (“DSUs”) outstanding as of February 21, 2024, each of which may be settled for one Common Share, as well as 5,000,000 common share purchase warrants each exercisable into one Common Share until April 30, 2024 for an exercise price of US$20.00. The number of RSUs listed above does not include 240,470 RSUs which may only be settled in cash, the number of PSUs listed above does not include 30,430 PSUs which may only be settled in cash, and the number of DSUs listed above does not include 128,373 DSUs which may only be settled in cash. In addition, the Company has an aggregate of US$230,000,000 principal amount outstanding of 0.375% unsecured convertible senior notes due 2027 (the “2027 Notes”). Upon conversion, holders of the 2027 Notes will receive Common Shares based on an initial conversion rate of 60.3865 Common Shares per US$1,000 principal amount of 2027 Notes (which represents an initial conversion price of approximately US$16.56 per Common Share). The 2027 Notes are governed by an indenture (the “Note Indenture”) entered into between the Company and Computershare Trust Company, N.A. on December 2, 2021. A copy of the Note Indenture is available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Holders of Common Shares are entitled to one vote per Common Share at all meetings of the Company’s shareholders, to receive dividends as and when declared by the directors of the Company and to receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company. There are no pre-emptive, conversion or redemption rights attached to the Common Shares.

PRIOR SALES

Common Shares

During the 12-month period prior to the date of this Prospectus Supplement the Company issued an aggregate of 1,830,012 Common Shares pursuant to the exercise of stock options at prices ranging from C$6.55 and C$9.21 and an aggregate of 1,440,309 Common Shares on the settlement of outstanding RSUs and PSUs.

On February 23, 2023, the Company entered into an equity distribution agreement with BMO Capital Markets Corp. and TD Securities (USA) LLC pursuant to which the Company sold an aggregate of 12,200,000 Common Shares between April 6, 2023 and June 16, 2023 at average prices ranging from US$5.54 to US$7.84 per Common Share, for gross aggregate proceeds of approximately US$79.5 million.

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Options

The following table summarizes details of the stock options issued by the Company during the 12-month period prior to the date of this Prospectus Supplement:

Date of Grant	Number of Options Granted	Exercise Price (C$)
January 3, 2023	596,649	11.28
January 11, 2023	50,000	12.01
February 24, 2023	202,500	9.21
May 13, 2023	25,000	8.61
June 19, 2023	163,000	7.36
July 4, 2023	504,148	7.49
July 26, 2023	200,000	8.82
August 29, 2023	50,000	8.36
October 16, 2023	50,000	7.35
November 9, 2023	15,000	6.55
December 13, 2023	25,000	7.44
January 3, 2024	595,364	7.98

TOTAL	2,476,661

Restricted Share Units

The following table summarizes details of the RSUs issued by the Company during the 12-month period prior to the date of this Prospectus Supplement:

Date of Grant	Number of RSUs Granted
January 3, 2023	674,442
January 11, 2023	5,139
February 24, 2023	6,188
June 19, 2023	56,013
July 26, 2023	26,284
January 3, 2024	855,040
January 3, 2024	240,470	(1)

TOTAL	1,863,576

(1)	May be settled for cash only (no Common Shares issuable).

Deferred Share Units

The following table summarizes details of the DSUs issued by the Company during the 12-month period prior to the date of this Prospectus Supplement:

Date of Grant	Number of DSUs Granted(1)
January 3, 2023	53,189
January 3, 2024	75,184

TOTAL	128,373

(1)	May be settled for cash only (no Common Shares issuable).

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Performance Share Units

The following table summarizes details of the PSUs issued by the Company during the 12-month period prior to the date of this Prospectus Supplement:

Date of Grant	Number of PSUs Granted
January 3, 2023	353,230
January 11, 2023	5,139
July 26, 2023	26,284
January 3, 2024	470,500
January 3, 2024	30,430	(1)

TOTAL	885,583

(1)	May be settled for cash only (no Common Shares issuable).

TRADING PRICE AND VOLUME

The Common Shares trade on the TSX under the symbol “FR”. On February 21, 2024, being the last trading day on the TSX prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$6.03. The price range and trading volume of the Common Shares for each month from February 2023 to February 2024, as reported by the TSX, are set out below:

Month	High (C$)	Low (C$)	Total Volume
February 1 – 21, 2024	6.59	5.67	6,712,870
January 2024	8.23	6.10	15,130,112
December 2023	8.74	7.36	12,234,977
November 2023	8.12	6.05	16,755,356
October 2023	8.04	6.62	13,334,619
September 2023	8.46	6.51	11,548,231
August 2023	8.66	7.79	11,052,651
July 2023	9.32	7.325	11,063,079
June 2023	8.24	6.9	10,521,544
May 2023	9.85	7.65	13,278,526
April 2023	10.79	9.31	15,974,799
March 2023	10.26	7.59	23,954,830
February 2023	11.16	8.04	16,742,113

The Common Shares are listed on the NYSE in the United States under the symbol “AG”. On February 21, 2024, being the last trading day on the NYSE prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the NYSE was US$4.45. The price range and trading volume of the Common Shares for each month from February 2023 to February 2024, as reported by the NYSE, are set out below:

Month	High (US$)	Low (US$)	Total Volume
February 1 – 21, 2024	4.93	4.17	16,584,620
January 2024	6.185	4.54	31,115,878
December 2023	6.61	5.43	22,316,969
November 2023	5.98	4.385	25,964,584
October 2023	5.89	4.84	21,319,520
September 2023	6.255	4.82	17,171,727
August 2023	6.475	5.755	18,782,729
July 2023	7.08	5.48	17,436,662
June 2023	6.14	5.245	15,593,465
May 2023	7.265	5.63	19,219,314
April 2023	8.065	6.835	18,291,733
March 2023	7.495	5.53	38,410,890
February 2023	8.385	5.91	19,635,512

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CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to the Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares acquired pursuant to the Offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships or other flow-through entities (and partners or other owners thereof); (i) are S corporations (and shareholders thereof); (j) hold Offered Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; (k) are subject to the alternative minimum tax; (l) are U.S. expatriates or former long-term residents of the United States; (m) are subject to special tax accounting rules; or (n) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

Ownership and Disposition of Offered Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by the Company with respect to the Offered Shares will constitute dividend income. Dividends received on Offered Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction” allowed to corporations under the Code with respect to dividends received from domestic corporations. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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Sale or Other Taxable Disposition of Offered Shares

A U.S. Holder will generally recognize gain or loss on the sale or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Offered Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Offered Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares. The Company believes that it was not a PFIC for the prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year and expects that it will not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. In addition, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Offered Shares.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

If the Company were a PFIC in any tax year during which a U.S. Holder held Offered Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Offered Shares and with respect to gain from the disposition of Offered Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Offered Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Offered Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Shares ratably over its holding period for the Offered Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

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While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary that also is classified as a PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Offered Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Treaty may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations for taxable years beginning on or after December 28, 2021 and ending on or before December 31, 2023 (the “Relief Period”). The Treasury Department continues to analyze, and is considering amendments to, the Foreign Tax Credit Regulations. The Treasury Department is also considering whether, and under what conditions, to provide additional temporary relief beyond the Relief Period.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

INTEREST OF EXPERTS

Gonzalo Mercado, P. Geo., David Rowe, CPG, Michael Jarred Deal, RM SME, María Elena Vázquez, P. Geo., David Wanner, PE, Ramon Mendoza-Reyes, P. Eng., Persio P. Rosario, P.Eng., Phillip J. Spurgeon, P. Geo., Brian Boutilier, P.Eng. and Joaquin Merino, P. Geo., prepared technical reports or information with respect to the Company’s mining properties.

To management’s knowledge, Mr. Merino, does not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates). Mr. Merino is consulting as a Senior Advisor in Geology for the Company.

Mr. Gonzalo Mercado is the Vice President of Exploration and Technical Services of the Company, Mr. David Rowe is the Director of Mineral Resources of the Company, Ms. Vázquez is the Geological Database Manager of the Company, Mr. Deal is the Vice President of Metallurgy & Innovation of the Company, Mr. Wanner is the Chief Project Engineer for Jerritt Canyon Gold, LLC (a wholly owned subsidiary of the Company), Mr. Mendoza-Reyes is the former Vice President of Technical Services of the Company, Mr. Rosario is the former Vice President of Processing, Metallurgy and Innovation of the Company, Mr. Spurgeon is the Senior Resource Geologist of the Company, Mr. Boutilier is a Projects Manager of the Company. Each of the foregoing individuals may hold stock options, restricted share units and/or performance share units of the Company which represent less than 1% of the outstanding Common Shares.

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Please see “Legal Matters” for a discussion of the interests of the legal experts involved in preparing this Prospectus Supplement.

Please see “Auditor, Transfer Agent and Registrar” for a discussion of the interests of the Company’s auditor involved in preparing this Prospectus Supplement.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Bennett Jones LLP, Vancouver, British Columbia, as to Canadian legal matters, and Dorsey & Whitney LLP, Vancouver, British Columbia and Seattle, Washington, as to United States legal matters. As of the date hereof, the partners and associates of Bennett Jones LLP own, directly or indirectly, less than 1% of the Common Shares and the partners and associates of Dorsey & Whitney LLP own, directly or indirectly, less than 1% of the Common Shares. In addition, certain legal matters in connection with the Offering will be passed upon for the Agents by Blake, Cassels & Graydon LLP, Vancouver, British Columbia, as to Canadian legal matters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, as to United States legal matters.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

The Company is governed by the laws of British Columbia and its principal place of business is outside the United States. The majority of the directors and officers of the Company and the experts named under “Interests of Experts” in this Prospectus Supplement are resident outside of the United States and a substantial portion of the Company’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

The Company filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Puglisi & Associates, with an address at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Offered Shares under the Registration Statement.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Deloitte LLP, Chartered Professional Accountants, of 2200-410 West Georgia Street, Vancouver, British Columbia V6B 0S7. The Annual Financial Statements incorporated in this Prospectus by reference and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the U.S. Securities Act and the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States).

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The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia. Computershare, Inc. acts as co-transfer agent for the Common Shares in the United States and has its principal office in Canton, Massachusetts.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 relating to certain of its securities, including the Offered Shares. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the Registration Statement, do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Company is subject to the information reporting requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may generally be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Prospective investors may read and download any public document that the Company has filed with the securities commission or similar regulatory authority in each of the provinces of Canada on SEDAR+ at www.sedarplus.ca. The reports and other information filed and furnished by the Company with the SEC can be inspected on the SEC’s website at www.sec.gov.

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This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada other than Québec (the “Qualifying Provinces”) that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities. This short form base shelf prospectus is filed in reliance on an exemption from the preliminary base shelf prospectus requirements for a well-known seasoned issuer.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale therein and only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at its head office at 1800—925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, telephone (604) 688-3033 and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering	August 3, 2023

US$500,000,000

Common Shares

Subscription Receipts

Warrants

Units

This short form base shelf prospectus (the “Prospectus”) relates to the offer and sale by First Majestic Silver Corp. (“First Majestic”, the “Company”, “we” or “us”) from time to time of common shares (the “Common Shares”), subscription receipts (the “Subscription Receipts”), warrants to purchase other Securities (as defined herein) (the “Warrants”) and units (the “Units”) comprised of one or more of any of the other securities or any combination of such securities (all of the foregoing, collectively, the “Securities”) or any combination thereof in one or more series or issuances up to an aggregate total offering price of US$500,000,000 (or the equivalent thereof in Canadian dollars or any other currencies) during the 25-month period that this Prospectus, including any amendments thereto, remains effective. The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (each, a “Prospectus Supplement”). In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities. One or more securityholders (each, a “Selling Securityholder”) of the Company may also offer and sell Securities under this Prospectus. See “Selling Securityholders”.

As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined herein). See “Well-Known Seasoned Issuer”. All applicable information permitted under applicable laws to be omitted from this Prospectus, including as permitted under the WKSI Blanket Orders, will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities issued pursuant to this Prospectus.

First Majestic is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is governed by the laws of British Columbia, Canada, that some or all of its officers and directors are residents of a foreign country, that some or all of the experts named in this Prospectus are, and the underwriters, dealers or agents named in any Prospectus Supplement may be, residents of a foreign country, and a substantial portion of the assets of the Company and said persons may be located outside of the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences in Canada and the United States. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement, if any, with respect to a particular offering of Securities.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement, including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares; (ii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the terms, conditions and procedures for the conversion of the Subscription Receipts into other Securities, the designation, number and terms of such other Securities, and any other terms specific to the Subscription Receipts; (iii) in the case of Warrants, the number of Warrants being offered, the offering price, whether the Warrants are being offered for cash, the designation, number and terms of the other Securities purchasable upon exercise of the Warrants, and any procedures that will result in the adjustment of those numbers, the exercise price, the dates and periods of exercise and any other terms specific to the Warrants being offered; and (iv) in the case of Units, the number of Units being offered, the offering price and the number and terms of the Securities comprising the Units. See “Plan of Distribution”. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

The Company and the Selling Securityholder(s) may offer and sell Securities to, or through, underwriters, dealers or agents and may also offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions under applicable securities laws. See “Plan of Distribution”. The Prospectus Supplement relating to each issue of Securities offered pursuant to this Prospectus will set forth the names of any underwriters, dealers or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company or the Selling Securityholder(s), if any, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102—Shelf Distributions. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified Security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. However, no underwriter of an “at-the-market distribution”, as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), and no person or company acting jointly or in concert with such an underwriter, may, in connection with such a distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under this Prospectus and Prospectus Supplement, including selling an aggregate number or principal amount of Securities that would result in an underwriter creating an over-allocation position in the Securities. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allotment position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allotment position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “FR” and are listed on the New York Stock Exchange (the “NYSE”) under the symbol “AG”. On August 2, 2023 the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was C$8.25 and on the NYSE was US$6.16.

Unless otherwise specified in the applicable Prospectus Supplement, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which Subscription Receipts, Warrants and Units may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of the Subscription Receipts, Warrants and Units in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities.

Investing in the Securities involves significant risks. Prospective purchasers of the Securities should carefully consider the risk factors described under the heading “Risk Factors” and elsewhere in this Prospectus, in documents incorporated by reference in this Prospectus and in the applicable Prospectus Supplement with respect to a particular offering of Securities.

All dollar amounts in this Prospectus are in United States dollars, unless otherwise indicated. See “Currency Presentation and Exchange Rate Information”.

The Company’s head office is located at 1800 — 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, and its registered office is located at Suite 2500 — 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

Keith Neumeyer, the President, Chief Executive Officer and a director of the Company, and Thomas Fudge, a director of the Company, reside outside of Canada and have appointed Bennett Jones LLP at Suite 2500 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8 as agent for service of process in Canada.

David Rowe CPG, Michael Jarred Deal, RM SME, David Wanner, PE, Brian Boutilier, P.Eng. and Joaquin Merino, P. Geo, each of whom has prepared certain technical reports or information relating to the Company’s mining properties, reside outside of Canada. Prospective investors are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Readers should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Company has not authorized anyone to provide readers with different information. The Company is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. Readers should not assume that the information contained in this Prospectus and any applicable Prospectus Supplement is accurate as of any date other than the date of such documents, regardless of the time of delivery of this Prospectus and any applicable Prospectus Supplement or of any sale of the Securities. Information contained on the Company’s website should not be deemed to be a part of this Prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Securities.

Market data and certain industry forecasts used in this Prospectus or any applicable Prospectus Supplement and the documents incorporated by reference herein or therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of the information is not guaranteed. The Company has not independently verified this information and does not make any representation as to the accuracy of this information.

References to “First Majestic”, “the Company”, “we” or “us” include direct and indirect subsidiaries of First Majestic, where applicable.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference herein contain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or the Company’s future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management’s experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to statements with respect to:

•	the redemption and/or conversion of the Company’s securities;

•	the Company’s business strategy;

•	future planning processes;

•	future financings;

•	commercial mining operations, anticipated mineral recoveries, projected quantities of future mineral production, interpretation of drill results and other technical data;

•	anticipated development, expansion, exploration activities and production rates and mine plans and mine life;

•	the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects;

•	the timing of completion of exploration and drilling programs and capital projects and preparation of technical reports;

•	viability of the Company’s projects;

•	the Share Repurchase Program (as defined in the Annual Information Form);

•	the restarting of operations or potential interim plans at the Company’s temporarily suspended and/or non-operating mines;

•	potential metal recovery rates;

•	anticipated reclamation and decommissioning activities;

•	statements with respect to future exploration activities at Jerritt Canyon (as hereinafter defined) and the costs thereof;

•	the completion of the sale of the La Parrilla Silver Mine and the timing thereof;

•	conversion of Mineral Resources to Proven and Probable Mineral Reserves;

•	analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable;

•

the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures, cost savings, allocation of capital, the sale of certain of its non-material properties, payment of dividends, and statements with respect to the recovery of value added tax receivables and the tax regime in México;

•	the conduct or outcome of outstanding litigation, regulatory proceedings, negotiations or proceedings under the North American Free Trade Agreement or other claims;

•	the Company’s plans with respect to enforcement of certain judgments in favour of the Company and the likelihood of collection under those judgments;

•

the Company’s ability to comply with future legislation or regulations including amendments to Mexican mining legislation and the Company’s intent to comply with future regulatory and compliance matters;

•	future regulatory trends, future market conditions, future staffing levels and needs and assessment of future opportunities of the Company;

•	assumptions of management;

•	maintaining relations with local communities;

•	maintaining relations with employees;

•	renewing contracts related to material properties;

•	those factors identified under the caption “General Development of the Business—Risk Factors” in the Annual Information Form;

•	expectations regarding the continuing effect of COVID-19 (as defined herein) on the Company’s operations, the global economy and the market for the Company’s products and securities; and

•	other statements identified as such in the documents incorporated by reference herein.

All statements other than statements of historical fact may be forward-looking statements. Statements concerning Proven and Probable Mineral Reserves and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of Measured and Indicated Mineral Resources or Proven and Probable Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, global and local economic conditions, inflation and risk of economic downturn, environmental and health and safety risks, including public health threats and climate related risks, changes in commodity prices and, particularly, silver and gold prices, changes in exchange rates and interest rates, access to skilled mining development and mill production personnel, labour relations, costs of labour, conflicts of interests involving key persons, relations with local communities and aboriginal groups, results of exploration and development activities, risks inherent in the development, construction and permitting of all new mining projects or in restarting production at any of the Company’s nonproducing mines, accuracy of reserve and resource estimates and the calculation of silver recovery, uninsured risks, defects in title, availability and costs of materials and equipment, inability to meet future financing needs on acceptable terms, risks relating to declaration, timing and payment of dividends, availability of strategic alternatives, risks in connection with acquisitions and dispositions, hedging risk, equity price risks related to the Company’s holding of long-term investments in other companies, risks related to the market price of the Company’s shares, indebtedness risk, counterparty credit and liquidity risks, changes in national or local governments, civil disobedience, changes in applicable legislation or application thereof, the ability of the Company to comply with applicable laws, regulations and permitting requirements, security risks, risks associated with the COVID-19 pandemic (“COVID-19”) including any resurgence thereof or the spread of other public health crises, political and country risks, including risks associated with the ongoing conflict between Russia and Ukraine (including any broadening or escalation thereof) and sanctions imposed by nations on Russia and Belarus, the adoption of tariffs and evolving trade policy between the United States and other countries, including China, México and Canada, timeliness of government approvals, results of litigation including appeals of judgements, resolutions of claims and arbitration proceedings, negotiations and regulatory proceedings, availability of time on court calendars in Canada and elsewhere, the recognition of Canadian judgements under Mexican law, the possibility of settlement discussions and the insufficiency of a defendant’s assets to satisfy any judgement amount, assessments by government agencies, actual performance of facilities, equipment, processes relative to specifications and expectations and unanticipated environmental impacts on operations, and outcomes of tax assessments, audits and reassessments in México. This is not an exhaustive list of the risks and other factors that may affect any of the Company’s forward-looking statements. Additional factors that could cause actual results to differ materially include, but are not limited to, the risk factors referred to under “Risk Factors” in this Prospectus, as well as those described in the documents incorporated by reference herein, and in particular under the heading “Risk Factors” in the Annual Information Form.

The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Prospectus, including the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of this Prospectus or as of the date specified in the documents incorporated by reference in this Prospectus, as the case may be. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING

PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Information concerning the Company’s mineral properties contained in this Prospectus, including documents incorporated by reference herein, has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the United States Securities and Exchange Commission applicable to domestic United States issuers. Accordingly, this disclosure is not comparable to the disclosure of United States issuers subject to the SEC’s mining disclosure requirements.

See “Glossary of Certain Technical Terms” in the Annual Information Form, which is incorporated by reference herein, for a description of certain of the mining terms used in this Prospectus and the documents incorporated by reference herein.

FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus is determined using IFRS, which differs from United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The financial statements of the Company incorporated by reference in this Prospectus are reported in United States dollars. In this Prospectus, all dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and are referred to as”$” or “US$”. Canadian dollars are referred to as “C$”. The following table sets forth, for the periods indicated, the high, low, closing and average exchange rates for US$1.00, expressed in Canadian dollars, published by the Bank of Canada during the respective periods.

	Six Months Ended June 30,	Year Ended December 31
	2023	2022	2021	2020
High	1.3807	1.3856	1.2942	1.4496
Low	1.3151	1.2451	1.2040	1.2718
Closing	1.3240	1.3544	1.2678	1.2732
Average	1.3477	1.3013	1.2535	1.3415

On August 2, 2023, the last business day prior to the date of this Prospectus, the exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.3335.

WELL-KNOWN SEASONED ISSUER

The securities regulatory authorities in each of the provinces and territories of Canada have adopted substantively harmonized blanket orders, including British Columbia Instrument 44-503 Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers (together with the equivalent local blanket orders in each of the other provinces and territories of Canada, collectively, the “WKSI Blanket Orders”). This Prospectus has been filed by the Company in reliance upon the WKSI Blanket Orders, which permit “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces of Canada other than Québec (the “Qualifying Provinces”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the General Counsel and Corporate Secretary of the Company at its head office at 1800 - 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2, telephone (604) 688-3033, and are also available electronically in Canada through the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedarplus.ca or in the United States through the SEC’s Electronic Data Gathering and Retrieval (“EDGAR”) at the website of the SEC at www.sec.gov. The filings of the Company through SEDAR and EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.

As of the date hereof, the following documents, filed by the Company with the securities commissions or similar authorities in each of the Qualifying Provinces, are specifically incorporated by reference into, and form an integral part of, this Prospectus provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or a Prospectus Supplement or in any other subsequently filed document that is also incorporated by reference in the Prospectus or a Prospectus Supplement, as further described below:

(a)

the annual information form of the Company for the year ended December 31, 2022 dated March 31, 2023 (the “Annual Information Form”), except for the information contained under the heading “Jerritt Canyon Gold Mine, Elko County, Nevada, USA” therein, which has been superseded by the information contained herein under the heading “The Jerritt Canyon Gold Mine”;

(b)

the audited consolidated financial statements of the Company as of and for the years ended December 31, 2022 and 2021, and the notes thereto, together with the reports of independent registered public accounting firm thereon;

(c)	the management’s discussion and analysis of the Company for the year ended December 31, 2022;

(d)	the management information circular of the Company dated April 17, 2023 prepared in connection with the annual meeting of shareholders of the Company held on May 25, 2023;

(e)

the unaudited condensed interim consolidated financial statements of the Company as of June 30, 2023 and for the three and six months ended June 30, 2023 and June 30, 2022, together with the notes thereto (the “Interim Financial Statements”); and

(f)	the management’s discussion and analysis of the Company for the six months ended June 30, 2023.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 -Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus and prior to the termination of any offering of securities hereunder shall be deemed to be incorporated by reference in this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished by the Company to the SEC after the date of this Prospectus, that document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined below) of which this Prospectus forms a part (in the case of Form 6-K and Form 8-K, if and to the extent set forth therein). The Company may also incorporate other information filed with or furnished to the SEC under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that information included in any report on Form 6-K or Form 8-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K or Form 8-K.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus; rather only such statement as modified or superseded shall be considered to constitute part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus to the extent required under applicable securities laws except in cases where an exemption from such delivery has been obtained and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

Upon a new annual information form and related annual audited consolidated financial statements and management’s discussion and analysis being filed by the Company with, and where required, accepted by, the applicable securities regulatory authorities during the term of this Prospectus: (i) the previous annual information form, the previous annual audited consolidated financial statements and related management’s discussion and analysis; (ii) all interim financial statements and related management’s discussion and analysis, all material change reports and all business acquisition reports filed by the Company prior to the commencement of the Company’s financial year in respect of which the new annual information form is filed; and (iii) any business acquisition report for acquisitions completed since the beginning of the financial year in respect of which the new annual information form is filed (unless such report is incorporated by reference into the current annual information form or less than nine months of the acquired business or related businesses operations are incorporated into the Company’s current annual audited consolidated financial statements) shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable securities regulatory authorities during the period that this Prospectus is effective, the previous interim consolidated financial statements and the accompanying management’s discussion and analysis filed shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for the annual meeting of shareholders being filed by the Company with the applicable securities regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution and before termination of the distribution of such Securities, will be deemed to be incorporated by reference into that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

The Company has not provided or otherwise authorized any other person to provide investors with information other than as contained or incorporated by reference in this Prospectus or any Prospectus Supplement. If an investor is provided with different or inconsistent information, he or she should not rely on it.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement (as defined below) of which this Prospectus forms a part: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consent of Deloitte LLP; (3) powers of attorney from certain of the Company’s directors and officers; and (4) the consents of the “qualified persons” referred to in this Prospectus under “Interests of Experts”. A copy of the form of any applicable warrant agreement or subscription receipt agreement will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

AVAILABLE INFORMATION

The Company is subject to the information reporting requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may generally be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Prospective investors may read and download any public document that the Company has filed with the securities commission or similar regulatory authority in each of the provinces of Canada on SEDAR at www.sedarplus.ca. The reports and other information filed and furnished by the Company with the SEC can be inspected on the SEC’s website at www.sec.gov.

The Company has filed with the SEC a registration statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), with respect to the Securities. This Prospectus, which forms part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in or incorporated by reference into this Prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Company sells Securities under the Registration Statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

THE COMPANY

First Majestic is in the business of the production, development, exploration and acquisition of mineral properties with a focus on silver and gold production in México and the United States. As such, the Company’s business is dependent on foreign operations in México and the United States.

The Company currently owns and operates three producing mines:

1.	the San Dimas Silver/Gold Mine in Durango State, Mexico;

2.	the Santa Elena Silver/Gold Mine in Sonora State, Mexico; and

3.	the La Encantada Silver Mine in Coahuila State, Mexico.

As announced by the Company on March 20, 2023, operations at the Company’s Jerritt Canyon Gold Mine located in Elko County, Nevada are currently temporarily suspended. Technical information about the Jerritt Canyon Gold Mine is contained in this Prospectus under the heading “The Jerritt Canyon Gold Mine” and supersedes the technical disclosure in the Company’s Annual Information Form.

The Company also owns several non-material mines in Mexico which are under care and maintenance:

1.	the San Martín Silver Mine in Jalisco State;

2.	the La Parrilla Silver Mine in Durango State; and

3.	the Del Toro Silver Mine in Zacatecas State.

The Company also owns the La Luz Silver Project, an advanced-stage silver development project in San Luis Potosi State, México as well as a number of exploration projects in México.

On December 7, 2022, the Company entered into an agreement to sell the La Parrilla Silver Mine to Golden Tag Resources Ltd. (“Golden Tag”) for total consideration of up to US$33.5 million. On closing of the transaction, the Company will receive 143,673,684 Golden Tag shares at a deemed price of C$0.19 per share having an aggregate deemed value of US$20 million and representing approximately 40% of the outstanding shares of Golden Tag. The Company will also be entitled to receive up to US$13.5 million in either cash or shares in Golden Tag, payable in three deferred payments upon the occurrence of specific milestones. The Company has also agreed to purchase US$2.7 million of Golden Tag securities in Golden Tag’s equity financing. Closing of the foregoing transaction remains subject to Golden Tag obtaining the approval of the TSX Venture Exchange and other customary closing conditions.

The Company does not consider its mines in Mexico which are under care and maintenance or its advanced-stage silver development project to be material properties for the purposes of National Instrument 51-102 – Continuous Disclosure Obligations or NI 43-101. The Mineral Resources and Reserves reported in this Prospectus and the documents incorporated by reference herein represent the most up to date revisions completed for the Company’s operations and properties. Investors are cautioned against relying on such Mineral Resource and Reserve estimates since these estimates are based on certain assumptions regarding future events and performance such as: commodity prices, operating costs, taxes, metallurgical performance and commercial terms. Interpretations and Resource and Reserve estimates are based on limited sampling information that may not be representative of the mineral deposits.

Further information regarding the business of the Company, its operations and its mineral properties can be found in the Annual Information Form and the documents incorporated by reference into this Prospectus. See “Documents Incorporated by Reference”.

Recent Developments

On April 20, 2023, the Company announced that its exploration and technical services groups had been combined into a single entity under the leadership of Gonzalo Mercado, who was promoted to Vice President of Exploration and Technical Services. The Company also announced that Ramon Mendoza, the former Vice President of Technical Services, and Persio Rosario, the former Vice President of Innovation, Processing and Metallurgy, had left the Company.

On May 4, 2023, the Company’s board of directors declared a dividend payment of $0.0057 per Common Share for the first quarter of 2023 to shareholders of record as of the close of business on May 18, 2023.

On June 29, 2023, the Company entered into an agreement to amend its senior secured revolving credit facility with the Bank of Nova Scotia, Bank of Montreal and Toronto Dominion Bank by extending the maturity date from March 31, 2025 to June 29, 2026 and increasing the credit limit from $100 million to $175.0 million.

On July 17, 2023, the Company announced drilling results from its ongoing exploration programs at the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine and the Jerritt Canyon Gold Mine. The ongoing exploration programs were designed to focus on adding new Mineral Resources and upgrading Mineral Resources Categories for eventual Reserve consideration and further defining mineralization near current underground infrastructure. In the first half of 2023, the Company had up to 19 active drill rigs and completed a total of 78,973 metres of exploration drilling across its portfolio of mines and projects in Mexico and the United States.

On July 17, 2023, the Company provided its updated full year 2023 guidance, including an updated 2023 capital budget. The Company also announced that it had combined its Corporate Secretary and General Counsel positions and had appointed Mr. Samir Patel to fulfill the combined role.

THE JERRITT CANYON GOLD MINE

The technical information set out below in respect of Jerritt Canyon is summarized from the technical report titled “Jerritt Canyon Gold Mine, Elko County, Nevada, USA, NI 43-101 Technical Report on Mineral Resource Estimates” with an effective date of March 31, 2023 (the “Jerritt Canyon Technical Report”). The Jerritt Canyon Technical Report was prepared in accordance with NI 43-101 by Gonzalo Mercado, P.Geo., David Rowe, CPG, Michael Jarred Deal, RM SME, María Elena Vázquez, P.Geo., and David Wanner, PE.

Reference should be made to the full text of the Jerritt Canyon Technical Report which is available for review on SEDAR at www.sedarplus.ca. For greater certainty, the Jerritt Canyon Technical Report is not incorporated by reference herein.

Property Description and Location

Jerritt Canyon is owned by Jerritt Canyon Gold LLC (“JCG”), an indirect, wholly owned subsidiary of the Company. Jerritt Canyon consists of the SSX Mine, Smith Mine, West Generator Mine, Murray Mine and various infrastructure supporting exploration and potential mining activities. In March 2023, First Majestic temporarily suspended all mining activities at Jerritt Canyon and retracted the Jerritt Canyon Mineral Reserve estimates.

Jerritt Canyon is located in Elko County, northeastern Nevada. The mill site, shops, and administration and security buildings are located approximately 50 miles north of the town of Elko. The Jerritt Canyon property forms an irregular area that extends approximately 21 miles north-south and 17 miles east-west at its widest and is approximately 119 square miles. The Jerritt Canyon property is bounded by 116° 10’ west and 115° 78’ west longitude and 41° 23’ north and 41° 46’ north latitude. The Jerritt Canyon property boundaries have been surveyed and are located in the field with wooden stakes.

Jerritt Canyon operations are located on a combination of public and private lands, with the deposits and mining related surface facilities being located primarily on mining claims in United States Forest Service land within the Humboldt-Toiyabe National Forest. The process facilities, offices, shops, and tailings dams are located on private land owned by JCG. Additional claims in the southern part of the land package are mostly located on private land with some located on land administered by the United States Bureau of Land Management.

Land tenure on the Jerritt Canyon property includes patented claims, unpatented claims, and fee land. The Jerritt Canyon property covers a large area that extends approximately 21 miles north-south and 17 miles east-west at its widest and is approximately 119 square miles.

Certain of the Jerritt Canyon claims and fee lands are subject to a Net Smelter Return (“NSR”) royalty which varies from 1.5% to 8% depending upon the lease agreements with various property owners. The fee land, which was originally purchased to secure access from State Route 225, is subject to a 33% NSR. Certain leased land may be subject to production royalties and/or annual or semi-annual land payments that include advance royalties, land use payments, rentals, loss of grazing, and the use of land for a communications tower. The advance royalties are the minimum amounts the lease holders are entitled to annually. On producing land, these advance royalties may be offset against production royalty payments if certain production royalty thresholds are met or surpassed during the production year. Some of the land payments may be adjusted annually based on consumer/producer price indexes or annual increases. There is also a per ton royalty interest on the Jerritt Canyon processing facilities and an additional 0.5% net smelter returns royalty on the entire Jerritt Canyon property held by Ely Gold Royalties Inc.

Environmental liabilities for the Jerritt Canyon include future closure and reclamation of mine portals and ventilation infrastructure, access roads, processing facilities, power lines, tailings storage facilities and all surface infrastructure that supports the operations. The historic operation of Jerritt Canyon resulted in a number of environmental issues, including air emission exceedances, ground water contamination from a tailings storage facility, lack of water treatment capacity, and surface water contamination from the rock disposal areas. Since the acquisition of Jerritt Canyon, JCG has worked to address legacy environmental issues with the regulators. In 2021 and 2022, the Nevada Division of Environmental Protection (“NDEP”) issued a number of notices of alleged violation relating to emission monitoring, testing, record-keeping requirements, and emission and throughput limits, alleged exceedances of a mercury emission limitations, exceedances of operating parameters, and installation of equipment. JCG has appealed the air permit violation notices and has developed an action plan to address the violation notices and all other known environmental issues, including by working in collaboration with the NDEP.

History

The Jerritt Canyon deposit was discovered by Food Machinery Corporation in 1972. In 1976, Meridian Gold LLC and Freeport Minerals Company formed a joint venture to explore and develop the gold deposits in the Jerritt Canyon area and, in 1980, mining commenced with production from the North Generator and Marlboro Canyon open pit mines. The first gold production from Jerritt Canyon occurred in July 1981.

Open pit mining was conducted from early 1981 until late 1999, with the mining carried out in the areas of Marlboro Canyon, Alchem, Lower North Generator Hill, Upper North Generator Hill, West Generator, Burns Basin, Mill Creek, Pattani Springs, California Mountains, Dash, Winters Creek, Steer Canyon, and Saval Canyon. The annual production from these areas ranged from approximately 40,000 ounces to 1.4 million ounces.

Underground operations started in 1997 at the SSX mine and continued with some temporary suspensions until March of 2023.

From the commencement of mining in 1981 to March 2023, approximately 9.85 million ounces of gold (“Moz Au”) were produced from approximately 50.7 million short tons (“Mst”) of ore mined at an average grade of 0.194 ounce per short ton of gold (“oz/st Au”). Open pit mining at Jerritt Canyon produced a total of approximately 5.2 Moz Au from approximately 29.9 Mst of ore at an average grade of 0.174 oz/st Au. The underground mines produced a total of approximately 4.65 Moz Au from approximately 20.6 Mst of ore at an average grade of 0.227 oz/st Au. Since 2010, the majority of production has come from the SSX and Smith deposits.

From May 2021 to March 2023, JCG produced approximately 155 thousand ounces of gold (“k oz Au”) from approximately 1.7 Mst of mineralized material at an average grade of 0.106 oz Au/st., which included marginal grade from previously mined surface material located on the project.

On March 20th, 2023, First Majestic announced the temporary suspension of mining activities at Jerritt Canyon due to ongoing challenges such as high costs, inflationary cost pressures, lower than expected head grades and multiple extreme weather events affecting northern Nevada during the winter of 2023.

Geological Setting and Mineralization

The Jerritt Canyon district is located in the Great Basin geological province, north and northeast of the Carlin Trend of gold deposits. Carlin type gold mineralization at Jerritt Canyon is hosted by silty carbonate or carbonaceous siliciclastic rocks originally deposited as shelf sedimentary rocks during the Lower Paleozoic. The Paleozoic host rocks have been imbricated, faulted, and folded through several orogenic events through the Upper Paleozoic and Mesozoic. An early phase of intrusive igneous activity is represented by west-northwest mafic igneous dikes of Paleozoic age. Carlin type gold deposits were emplaced in the Middle to Late Eocene during an initial phase of extensional tectonics at which time high potassium calc-alkaline magmatic rocks were emplaced. Mafic and intermediate igneous dikes were emplaced during this phase of igneous activity and trend north-northeast.

The occurrence and distribution of gold mineralization at Jerritt Canyon is controlled both by lithology and structure. Gold mineralization at Jerritt Canyon is hosted by Hanson Creek Formation units I to III and the lower part of the Roberts Mountains Formation. The Saval discontinuity, being the contact between the Hanson Creek and the Roberts Mountain Formations, is interpreted as a primary control on gold mineralization at Jerritt Canyon.

Gold mineralization is hosted by, or spatially associated with, high angle west-northwest- and north-northeast-trending structures. Much of the more continuous gold mineralization occurs within the favourable stratigraphic intervals along the limbs or hinge zones of large anticlinal folds, and at the intersection of the two sets of high angle structures. The mineralized zones form along well defined structural and mineralization trends as stratigraphically controlled tabular pods that are locally stacked upon one another resulting from the presence of more than one favourable stratigraphic unit and/or local thrust and/or high angled fault intersection controls. The deposits are Carlin type, sediment-hosted gold mineralization within carbonaceous sediments. Gold occurs as very fine-grained micron-sized particles as grain boundaries or inclusions in arsenic-rich pyrite rims, and as free grains in carbonaceous-rich and fine-grained, calcareous, clastic sedimentary rocks.

Alteration in the Jerritt Canyon district includes silicification, dolomitization, and reconstitution of organic carbon, decalcification, argillization, and pyritization (typically containing elevated arsenic). The rocks also exhibit hypogene and supergene oxidation and bleaching. The most important alteration types relative to gold deposition are silicification, and reconstitution of organic carbon, pyritization, and decalcification.

Deposit Types

Jerritt Canyon is a Carlin-type gold deposit, hydrothermal in origin and usually structurally controlled with specific lithologies as favorable host rock.

Jerritt Canyon is hosted by silty carbonate or carbonaceous siliciclastic rocks originally deposited as shelf sedimentary rocks during the Paleozoic age. The Paleozoic host rocks have been imbricated, faulted, and folded through several orogenic events in the Paleozoic and Mesozoic. An early phase of intrusive igneous activity is represented by west-northwest mafic igneous dikes of Paleozoic age.

Carlin-type gold deposits were emplaced during the Middle to Late Eocene during an initial phase of extensional tectonics at which time high potassium calc-alkaline magmatic rocks were emplaced. Mafic and intermediate igneous dikes were emplaced during this phase of igneous activity and demarcate north-northeast-oriented structures. The primary controls on the occurrence, distribution, and form of the deposits are:

•	Favourable host rocks (formation units)

•	The reactivation of Paleozoic and Mesozoic structures

•	Eocene syn-mineralization normal faults

Mineral deposits at Jerritt Canyon are mostly stratabound or fault hosted. Gold occurs as very fine, micrometer sized, particles in pyrite and arsenian pyrite. Other sulfides are orpiment, realgar, and stibnite. Alteration includes carbonatization, decalcification, and silicification (jasperoid).

There are currently several models for the genesis of Carlin-type gold deposits:

•	Epizonal plutons that contributed heat and potentially fluids and metals.

•	Meteoric fluid circulation resulting from crustal extension and widespread magmatism.

•	Metamorphic fluids, possibly with a magmatic contribution, from deep or mid-crustal levels.

•	Upper-crustal orogenic-gold processes within an extensional tectonic regime.

Exploration

Exploration activities completed on Jerritt Canyon by the various owners since 1976 have included prospecting, geological mapping, various types of geophysical surveys and various types of geochemistry. Exploration efforts at Jerritt Canyon include a combination of surface and underground geologic mapping at various scales, geochemical sampling (rock chip and soil mainly) and geophysical surveys (gravity, magnetics, DIGHEM EM, etc.). All data sets and information from drilling are combined to determine areas of high prospectivity where further work is completed.

In 2015, JCG contracted a consulting geophysicist to compile and interpret the available historical geophysical survey data for Jerritt Canyon. In early 2017, JCG commissioned further detailed evaluation of the historical gravity data, inversion and examination of DIGHEM EM and magnetic data, inversion and examination of the ground magnetic data, and examination of the Titan survey results.

In the spring of 2017, JCG commissioned Goldspot Discoveries Inc. (“Goldspot”) to complete a machine learning (AI) compilation, interpretation, and targeting study. The 2017 study incorporated several datasets from Jerritt Canyon including drilling (lithology and assay), surface geology, topography, soil geochemistry, gravity, DIGHEM EM, magnetic, and radiometric data. Goldspot incorporated hyperspectral data into the compilation and interpretation. Based on the 2017 study, Goldspot generated target areas, planned drill holes, and completed a 3D geological model incorporating structural and lithological information in Leapfrog software.

Drilling

Drilling is the most widely used exploration tool within Jerritt Canyon. Over 83,000 drill holes for a total of approximately 16,577,550 ft. have been drilled in the Jerritt Canyon area since 1973. Over the history of the exploration drilling on the Jerritt Canyon, several different drilling techniques have been employed including reverse circulation (“RC”) surface, RC underground (Cubex), core, air rotary and mud rotary.

Surface RC drilling is used for exploration purposes at Jerritt Canyon. Widely spaced offsets to open, known mineralization or geological features are the most common drilling targets. Underground core drilling is used by exploration to test mineralization that has often been defined by surface drilling at a spacing of 100 ft. or greater. It is also used to test anomalous areas, or areas of exploration potential defined by surface holes and targets defined by Jerritt Canyon geologists based on the interpretation of stratigraphy, structures, and dikes. Occasionally, core drilling is used for resource de-risking or defining the geometry, volume, and gold grade of a mineralized zone. RC Cubex drill holes are completed for delineation, definition, and extension of resources to support mine planning and near-mine exploration. Cubex drill holes have a maximum length of approximately

300 ft. Typically, mine development drilling stations are established where a Cubex drill is set up and the target delineated. Delineation drilling is completed along drifts with drill holes fanned to intercept targets at 25 ft. centres, depending on the distance and angle from the drift.

Core and chips are logged, recording lithology, mineralization, structure, and alteration. For core programs, core recovery and rock quality designation are also recorded. Drill collars are typically surveyed using global positioning system or total station instruments. Down-hole surveys have been collected using gyroscopic, Trushot, Reflex EZ-Trac, and magnetic survey tools. Surveys are collected at 3 or 15 m intervals down hole, depending on the survey instrument.

There are no drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the drill results. In the opinion of the authors of the Jerritt Canyon Technical Report, the quantity and quality of the logged geological data, collar, and downhole survey data collected in the drill programs since 2008 are sufficient to support Mineral Resource estimation.

Sampling, Analysis, and Data Verification

The following sample preparation methods and quality control measures are employed at Jerritt Canyon before the samples are dispatched to analytical laboratories:

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Underground Drill Core Sampling: Sampling intervals are selected following lithology and mineralization for 0.5 to 6.5 feet sample lengths. After the core is marked and photographed, the core is cut in half with a diamond blade saw. After splitting, half of the core is placed in a plastic bag with a unique sample number tag and a matching sample number tag is placed with the matching half core in the core box at the start of each sample interval. The other half of the core is placed back in the core boxes for storage. Quality assurance and quality control samples are inserted into the sample stream as the sample bags are being filled by the core technicians. Sample quality control is monitored using certified reference materials, blanks, quarter core field duplicates, coarse reject, and pulp duplicates. Coarse reject and pulp samples are prepared and inserted by the laboratory during sample preparation. Core sample bags and quality assurance and quality control samples are placed in a plastic pallet tote by the core technicians. Sample laboratory submittals are prepared and included in the sample stream submitted to the designated laboratories.

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Underground Reverse Circulation Sampling (Cubex): Underground Cubex samples are collected by drilling contractors in five-foot intervals from the collar with a sample weight typically between 5 and 10 lbs. The samples are placed in bags and labelled with the relevant hole ID and sample interval. The sample bags are placed in a five-gallon plastic bucket installed under the cyclone on the drill and later into a metal pallet tote. The totes are brought out of the mine by a drilling contractor and taken to the mine laydowns for staging. At the laydown, quality assurance and quality control samples are inserted in the sample stream by Jerritt Canyon geologists. After sample submittals are completed, the Cubex samples are dispatched to the Jerritt Canyon laboratory or external laboratories by Jerritt Canyon geologists. Cubex sample data are first recorded on paper, and then entered into Microsoft Excel and imported into acQuire desktop. Sample quality control is monitored using certified reference materials, blanks, coarse reject, and pulp duplicates. Coarse reject and pulp samples are prepared and inserted by the laboratory during sample preparation.

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Surface Reverse Circulation Sampling: Surface RC samples are collected in five-foot intervals from the collar with a sample weight typically between 5 and 10 lbs. RC samples are collected by drilling contractors using a cyclone/splitter apparatus and placed in bags. Each bag has the hole ID and sample interval written on it with permanent marker. The samples are loaded into plastic pallet totes and transported to a mine laydown for staging. At the laydown, quality assurance and quality control samples are inserted by Jerritt Canyon geologists in the sample stream and sample submittal forms are prepared. The samples and submittal forms are transported to the designated external laboratory by a laboratory representative. RC sample data are entered into acQuire desktop. Sample quality control is monitored using certified reference materials, blanks, field, coarse reject, and pulp duplicates. Field duplicates are taken from a second split of the uncollected portion of the drill cuttings. Coarse reject and pulp samples are prepared and inserted by the laboratory during sample preparation.

The laboratories used for sample preparation and analysis at Jerritt Canyon are summarized below:

Laboratory	Drilling Period	Certification	Independent	Comments
ALS Limited Vancouver (“ALS”)	1993, 2001- 2013, 2021- 2022	ISO 9001 ISO/IEC 17025	Yes

Primary laboratory for surface RC, underground and surface drill-core samples. Check laboratory for samples submitted to AAL. Sample preparation at Elko, Nevada, USA and analysis at the Vancouver laboratory in Canada.

American Assay Laboratory (“AAL”)	1985, 2002, 2004-2008, 2010-2013, 2016-2017	ISO 9001:2008 ISO/IEC 17025:2005	Yes	Primary laboratory or surface RC, underground and surface drill-core samples. Check laboratory for samples submitted to ALS. Sample preparation and analysis at Sparks, Nevada, USA.
Bureau Veritas Commodities Canada Ltd., formerly ACME Laboratories Ltd. (“Bureau Veritas”)	2006, 2015- 2022	ISO 9001:2008 ISO/IEC 17025:2017	Yes	Primary laboratory for RC surface and underground drill-core samples. Sample preparation at the Sparks, Nevada, USA laboratory. Sample analysis at Bureau Veritas.
Paragon Geochemical Laboratories (“PGL”)	2021-2023	ISO:9001:2015 ISO/IEC 17025:2017	Yes	Primary laboratory for RC Cubex and underground drill-core samples. Sample preparation and analysis at Sparks, Nevada, USA.
Jerritt Canyon Laboratory	Pre-2006, 2006-2023	Uncertified	No

Primary laboratory (sample preparation and analysis) for RC Cubex samples, drill-core (pre-2022), production samples (sludge and windrow). Sample preparation laboratory for Cubex and drill-core samples analyzed at Central Laboratory.

First Majestic Central Laboratory (“Central Laboratory”)	2022-2023	ISO 9001-2015	No	Primary laboratory for RC Cubex and underground drill-core samples. Sample preparation and analysis. Located at La Parrilla mine in San Jose La Parrilla, Durango, Mexico.

Since 2007, drill core samples have been submitted to ALS, AAL, Bureau Veritas, Paragon Geochemical and Jerritt Canyon laboratories. During 2021 and 2022, samples were prepared at the Jerritt Canyon Laboratory and submitted for analysis to Paragon Geochemical or Central laboratory. Since late 2022, samples have been submitted to Paragon Geochemical or the Central Laboratory for sample preparation and analysis.

For drilling programs prior to 2021, Cubex samples have been prepared and analyzed at the Jerritt Canyon Laboratory. During 2022, samples were prepared and analyzed at Jerritt Canyon Laboratory and ALS. In late 2022, Cubex samples were prepared at the Jerritt Canyon laboratory and analyzed at Paragon Geochemical or the Central Laboratory. Since 2023, Cubex samples are prepared and analyzed at Central Laboratory.

For drilling programs prior to 2020, RC surface samples were submitted to Jerritt Canyon, ALS, AAL, Bureau Veritas, and Paragon Geochemical laboratories. After 2015, RC surface samples were prepared and analyzed at Bureau Veritas.

At ALS, samples were dried, weighed, then crushed 70% passing 2 mm, split to a 250 g and pulverized to 85% passing 75 µm. At AAL, samples were dried, weighted, crushed 80% passing 2 mm, split to 300 g and pulverized to 85% passing 75 µm. At ALS and AAL samples were analyzed for gold using 30 g fire assay with an atomic absorption spectroscopy finish. Samples returning >1 g/t Au were reanalyzed for gold by 30 g fire assay with a gravimetric finish.

At Bureau Veritas and Paragon Geochemical, samples were dried, weighed, then crushed 70% passing 2 mm, and split to a 250 g subsample that was pulverized to 85% passing 75 µm. Gold was analyzed by 30 g fire assay with an AA finish. At Bureau Veritas samples >10 g/t Au were reanalyzed for gold by 30 g fire assay with a gravimetric finish. At Paragon Geochemical, samples >8 g/t Au were reanalyzed by 30 g fire assay with a gravimetric finish.

At Central Laboratory, samples were dried at 105 °C ± 5°C and then crushed to 80% passing 2 mm, split to a 250 g subsample, and pulverized to 85% passing 75 µm. Gold is analyzed by 20 g fire assay with an atomic absorption spectroscopy finish. Samples >10 g/t Au were reanalyzed for gold by 20 g fire assay with a gravimetric finish. Samples also were analyzed for a 31-element suite by aqua regia digestion and inductively coupled plasma–mass spectrometry (ICP-MS).

At the Jerritt Canyon laboratory, samples are dried at 121 C, crushed to 65% passing 2 mm, split to 200 g subsample, and pulverized to 80% passing 75 µm. Samples are analyzed by aqua regia digestion, with an atomic absorption spectroscopy finish. Samples >15 g/t Au are analyzed by fire assay with a gravimetric finish or diluted at bench top with a matrix matched blank. The laboratory also conducts LECO analysis and moisture determination.

From 2008 to 2021, underground drill-core, RC Cubex and surface RC samples submitted to the primary laboratories included in-house prepared reference and certified reference materials, blanks, and pulp duplicates for quality assurance and quality control purposes. Since 2022, field and coarse duplicates were added. All quality control results were assessed using statistical analysis and visual inspection of control plots. An analysis of quality assurance and quality control data collected for Jerritt Canyon from 2008 to 2023 concluded that no significant accuracy, precision, or contamination issues were observed. Data verification from data collected before 2021 included data entry error checks, visual inspections in 3D of important data, review of historical data and assay results collected between 2018 and 2020. No significant transcription errors were observed. Bias related to RC Cubex field sampling procedure has not yet been fully assessed. However, the assessment of accuracy, contamination, and precision at Central, PGL and JC laboratories confirms that assay results are suitable to support Resource Estimation.

Data verification from data collected before 2020 by previous operators included data entry error checks, review of historical data and assay results. No significant transcription errors were observed. Since 2021, data verification consists in data entry errors checks, review of the quality assurance and quality control assay results, verifying the position of collars relative to the underground workings, down-hole deviation relative to drill trace, lithology, and assay intervals relative to the three-dimension geological models.

No significant errors have been detected during this verification and the analysis of quality assurance and quality control data indicates no significant accuracy, precision, or contamination issues from assay results were observed. The data validation and verification procedures carried out since 2007 complied with industry standards and it is considered suitable to support Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

The mineralized material at Jerritt Canyon is classified as double refractory ore that contains relatively high concentrations of sulfide sulfur in addition to organic carbon. Since 1989, whole ore roasting started to be applied for processing crushed and milled material. The roasted product is then quenched, cyanide leached and refined to produce gold doré bars.

As a matured operation, there are years of processing data which can be used as the basis for recovery projections. In addition, in 2021, three representative samples were prepared and submitted to the Hazen research laboratory for analytic analysis, X-ray diffraction analysis, and for Bond ball mill work index (BWI) determinations. The analytic results confirmed the presence of organic carbon (0.7 to 0.9 wt%) and sulfide sulfur (1 to 2.3 wt%), the X-ray diffraction analysis showed that quartz, dolomite, muscovite, and calcite are the main minerals in the material, and the comminution testwork demonstrated a soft to moderate level of grindability with Bond ball mill work index ranging from 11 to 13 kWh/t. In 2021, Hazen research laboratory conducted grind, roast and leach recovery tests and these tests suggested that the suitable grind size falls within the range of 75 to 100 µm, which is in accordance with recent processing practice.

The projected gold recovery for Mineral Resource estimates at Jerritt Canyon is 82.3% based on the head grade, relying on the established historical daily gold grade-recovery relationship. This historical gold grade-recovery relationship is updated monthly at a minimum and is also compared to laboratory results to continue to validate it against plant performance.

The operation has been mine limited for many years averaging 2,000-2,500 tonnes processed per day compared to the permitted limit of 4,100 tonnes per day. As a result, extensive variability testing has not been completed as all ore mined is processed. The material is sorted by sulfide and organic carbon content and blended to target fuel value in the roaster to obtain necessary roasting temperatures and conditions. Minimal variability testing completed between the Smith Mine and SSX Mine does not indicate a difference in performance.

There are no known deleterious elements in the doré processed. The gold mineralization contains significant levels of mercury but there are controls in the process to manage mercury.

Mineral Resources Estimate

The block model Mineral Resource estimates for the Jerritt Canyon deposits are based on the current database of exploration drill holes, the geological interpretation and model, as well as surface topography and underground and open pit mining excavation wireframes. Geostatistical analysis, analysis of semivariograms, block model resource estimation, and validation of the model blocks were completed.

The drill hole composite samples were evaluated for high-grade outliers and those outliers were capped to values considered appropriate for estimation. Capping of composite sample values was limited to a few extreme values. Outlier restriction was also used to limit the influence of high-grade samples.

The dominant gold mineralization trends were identified based on the modeled host rock geometry for each domain. To establish the gold grade continuity within the domains, model variograms for composite values were developed along the trends identified, and the nugget values were established from downhole variograms.

Block grades were estimated by ordinary kriging. The method chosen considered the characteristics of the domain, data spacing, variogram quality, and which method produced the best representation of grade continuity. The grade estimation was completed in two successive passes. The first pass only estimated blocks within a restricted short distance from the composite samples. The second pass applied less restrictive criteria.

The Mineral Resources were classified into Measured, Indicated, or Inferred categories based on the confidence in the geological interpretation and models, the confidence in the continuity of metal grades, the sample support for the estimation and reliability of the sample data, and on the presence of underground mining development.

The Mineral Resource estimates were evaluated for reasonable prospects for eventual economic extraction by application of input parameters based on assumed mining costs and metallurgical recoveries. Parameters including operating costs, metallurgical recovery, long-term forecast metal prices and other technical and economic factors were used as follows (tonnage is in metric units):

Underground mining:

•	Direct mining cost $93.39/t;

•	Milling cost $66.57/t

•	G&A and indirect mining cost $20.06/t;

•	Sustaining cost $14.38/t;

•	Au metallurgical recovery 82.30%;

•	Au payable 99.90%;

•	Au metal price $1,900/oz.

Open pit mining:

•	Direct mining cost $3.5/t;

•	Milling cost $66.57/t

•	G&A and indirect mining cost $10.00/t;

•	Sustaining cost $14.38/t;

•	Au metallurgical recovery 82.30%;

•	Au payable 99.90%;

•	Au metal price $1,900/oz.

The underground mining costs shown above were applied to evaluate the portion of the deposit that could fully cover these costs above a general cut-off grade, and a variable portion of the mining and milling costs were considered to evaluate additional material that could potentially be extracted at an incremental grade.

These economic parameters result in gold resource cut-off grades of 2.8 g/t for estimates potentially amenable to underground mining methods and 1.4 g/t for estimates potentially amenable to open pit mining methods.

For the Mineral Resource estimates potentially amenable to underground mining methods, Deswik Stope Optimizer software was used to identify the blocks that represent mineable volumes that exceed the cutoff grade while complying with the aggregate of economic parameters. This process was undertaken for all domains. The tool allows blocks to be aggregated into the minimum stope dimensions and eliminate outliers that do not comply with these conditions.

For the Mineral Resource estimates potentially amenable to open pit mining methods, Whittle software was used to identify the pit-shells that represent the mineable constraining shapes. This process was undertaken for all the open pit domains. The tool allows blocks to be aggregated within the economic pitshell and discard blocks that do not comply with these conditions.

Wireframe models of the underground and open pit mining excavations at Jerritt Canyon were evaluated into the block models for all domains. These volumes were used to deplete the block model Mineral Resource estimates prior to reporting estimates. Regions within the mine that are in situ but judged to be un-mineable were also removed from the estimates.

The Mineral Resources are reported in situ, using the 2014 CIM Definition Standards in Table 1 and Table 2, using the gold cut-off grade appropriate for the mining method assigned to each domain. Mineral Resources estimates have an effective date of March 31, 2023. The Qualified Person for the estimate is Mr. David Rowe, CPG, a First Majestic employee.

Table 1-1: Jerritt Canyon Mineral Resource Estimates (effective date March 31, 2023)

Category	Mineral Type	Tonnage	Average Value		Material Content
Measured		k tonnes	Au (g/t	)	Au (k Oz	)
Smith Mine	Sulphides	2,607	5.28		443
SSX Mine	Sulphides	2,134	5.97		409
Saval	Sulphides	19	4.58		3
Starvation	Sulphides	54	5.31		9
Total Measured (UG)	All Mineral Types	4,813	5.58		864
Indicated
Smith Mine	Sulphides	1,683	5.41		293
SSX Mine	Sulphides	1,296	5.86		244
West Generator	Sulphides	276	6.03		54
Murray Mine	Sulphides	308	6.45		64
Wright Window (OP)	Sulphides	116	4.01		15
Winters Creek	Sulphides	190	4.46		27
Saval	Sulphides	171	4.42		24
Saval (OP)	Sulphides	67	3.84		8
Starvation	Sulphides	141	5.69		26
Total Indicated (UG + OP)	All Mineral Types	4,248	5.53		7.55
Total Measured & Indicated (UG & OP)	All Mineral Types	9,061	5.56		1,619

Table 1-2: Jerritt Canyon Mineral Resource Estimates, Inferred Category

(Effective date March 31, 2023)

Category	Mineral Type	Tonnage	Average Value		Material Content
Inferred		k tonnes	Au (g/t	)	Au (k Oz	)
Smith Mine	Sulphides	1,199	6.80		262
SSX Mine	Sulphides	5,595	4.79		861
West Generator	Sulphides	528	5.28		90
Murray Mine	Sulphides	1,077	5.69		197
Wright Window (OP)	Sulphides	30	3.29		3
Winters Creek	Sulphides	464	4.80		74
Saval	Sulphides	240	4.11		32
Saval (OP)	Sulphides	134	3.32		14
Starvation	Sulphides	70	5.01		11
Total Inferred (UG + OP)	All Mineral Types	9,337	5.14		1,544

(1)	Mineral Resources have been classified in accordance with the 2014 CIM Definition Standards and are reported in situ.

(2)

The Mineral Resources information provided above is based on internal estimates prepared as of March 31, 2023. Preparation of the Mineral Resource estimates were supervised by David Rowe, CPG, a First Majestic employee.

(3)	All mineral resource estimates are for deposits considered amenable to underground mining except those marked by (OP), which assumed open pit assumptions and parameters.
(4)

Key assumptions used when considering reasonable prospects for mineralization potentially amenable to underground mining methods included: gold price of US$1,900/oz; direct mining cost US$93.39/t mined; process cost of US$66.57/t milled; indirect and general and administrative costs of US$20.06/t milled; sustaining costs of US$14.38/t milled, metallurgical recovery of 82.30%; gold payable 99.90.

(5)	Mineral resources potentially amenable to underground mining methods are reported within conceptual mineable shapes above a cut-off grade of 2.8 g/t Au.
(6)

Key assumptions used when considering reasonable prospects for mineralization potentially amenable to open pit mining methods included: gold price of US$1,900/oz; direct mining cost US$3.50/t mined; process cost of US$66.57/t milled; indirect and general and administrative costs of US$10.00/t milled; sustaining costs of US$14.38/t milled, metallurgical recovery of 82.30%; gold payable 99.90; conceptual maximum pit slope angles of 40 degrees.

(7)	Mineral resources potentially amenable to open pit mining methods are reported within a conceptual pit shell above a cut-off grade of 1.4 g/t Au.
(8)	Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces.
(9)	Totals may not add up due to rounding.

Risk factors that could materially impact the Mineral Resource estimate include metal price assumptions; changes in the interpretations of mineralization geometry and continuity of mineralized zones; changes to geotechnical, mining, and metallurgical recovery assumptions; and changes to the assumptions related to the continued ability to access the site, retention mineral and surface right titles, maintaining required environmental and other regulatory permits, and maintain the license to operate.

Recommendations

The Jerritt Canyon Technical Report recommends that mineral exploration continues at the property and that studies be completed to at least pre-feasibility level to support a Mineral Reserve estimation. If Mineral Reserve estimates are promising, then further work may be conducted in support of a re-start of mining operations. The authors recommend two-phase program of work, with an overall budget recommendation of $44 million and $73 million.

Phase 1 recommendations are estimated to cost between $21 million to $37 million and consist of:

•	Exploration for additional high quality (high grade and continuous) mineralized material:

•	Surface and underground mapping, surface rock and soil sampling, estimated cost of $200,000 to $400,000:

•	Geophysical surveying (seismic, induced polarization, magnetics) estimated cost of $300,000 to $1 million:

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Drill test geologically prospective, volumetrically large untested areas. Each drill hole in the exploration program will be drilled contingent on the results of the previous drill hole. If no significant alteration, structures, or mineralization are encountered in a drill target area, the drill metres planned for that drill target may be allocated to another drill target. The estimated drilling budget cost is $20 million to $35 million for between 240,000 and 420,000 feet of drilling (estimated at ~$83/foot all in drilling cost).

•	Update mine design aiming to improve the capital development per ton of mineralization and increase the expected bulk tonnage mining methods at an estimated cost of $100,000 to $150,000.

Phase 2 recommendations are contingent on the results of Phase 1 and would consist of infill drilling programs and the advance of at least pre-feasibility level studies. Phase 2 is estimated to cost $23 million to $36 million and would consist of:

•	Pre-feasibility level studies:

•	Geotechnical studies to improve understanding and modelling of expected rock quality and required ground support, expected cost of $300,000 to $600,000.

•	Hydrogeological studies, tests and upgrades to dewatering wells to improve capability to forecast dewatering rates and water quality, expected cost of $2 million to $4 million.

•	Detailed mine design and Owner-operated vs contractor mining trade-off study. The estimated cost is $300,000 to $600,000.

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Comminution testing to improve the existing crushing, drying, and grinding circuits. Grind recovery relationships should also be investigated. Another study aspect is to determine how to efficiently modify and weatherize the plant for sustained year-round operation. The estimated cost is $300,000 to $500,000.

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Evaluation of all major infrastructure to assess required updated/upgrades and operation sustainability including, but not limited to, water management systems, mine infrastructure, site buildings and process equipment. The estimated cost is $200,000 to $500,000.

•	Infill Drilling

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Infill drilling programs designed to increase confidence in the mineral resource estimates. The estimated cost for the infill drilling program is $20 million to $30 million for between 220,000 and 330,000 feet of drilling (estimated cost of $90/ft all in cost).

CAPITALIZATION

The applicable Prospectus Supplement will describe any material change in, and the effect of such material change on, the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement. There have been no material changes to the Company’s share and loan capitalization since June 30, 2023, the date of the Company’s Interim Financial Statements.

USE OF PROCEEDS

The use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement relating to a specific offering and sale of Securities. Unless otherwise specified in a Prospectus Supplement, among other potential uses, the Company may use the net proceeds for general working capital purposes, for expansion of existing operations, and for one or more other general corporate purposes including to complete corporate acquisitions, to, directly or indirectly, finance future growth opportunities and to repay existing or future indebtedness. More detailed information regarding the use of proceeds and the amount of net proceeds to be used for any such purposes will be set forth in any applicable Prospectus Supplement. The Company may invest net proceeds which it does not immediately use. Such investments may include short-term marketable investment grade securities. Management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities under this Prospectus and the Company’s actual use of the net proceeds will vary depending on the availability and suitability of investment opportunities and its operating and capital needs from time to time. All expenses relating to an offering of Securities and any compensation paid to underwriting dealers or agents as the case may be, will be paid out of the proceeds from the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement.

The Company may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.

SELLING SECURITYHOLDERS

This Prospectus may also, from time to time, relate to the offering of the Securities by way of a secondary offering (each, a “Secondary Offering”) by one or more Selling Securityholders.

The terms under which Securities may be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of Securities by Selling Securityholders will include, without limitation, where applicable: (i) the names of the Selling Securityholders; (ii) the number and type of Securities owned, controlled or directed by each Selling Securityholder; (iii) the number of Securities being distributed for the accounts of each Selling Securityholder; (iv) the number of Securities to be owned, controlled or directed by each Selling Securityholder after the distribution and the percentage that number or amount represents out of the total number of outstanding Securities; (v) whether the Securities are owned by the Selling Securityholders, both of record and beneficially, of record only or beneficially only; (vi) if a Selling Securityholder purchased any of the Securities held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the date or dates the Selling Securityholder acquired the Securities; and (vii) if a Selling Securityholder acquired the Securities held by him, her or it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the Selling Securityholder in the aggregate and on a per security basis.

PLAN OF DISTRIBUTION

The Company may, from time to time, during the 25-month period that this Prospectus remains valid, offer for sale and issue Securities. The Company may issue and sell Securities with an aggregate total offering price of up to US$500,000,000 (or the equivalent thereof in Canadian dollars or any other currencies).

The Company may sell the Securities, separately or together, to or through underwriters, dealers or agents, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Company from the sale of the Securities. Any initial offering price and discounts, concessions or commissions allowed or paid to dealers may be changed from time to time.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, NYSE or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution of the applicable Securities. If, in connection with the offering of Securities at a fixed price or prices, the underwriters, dealers or agents have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such

Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to the Company.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

No underwriter of an “at-the-market distribution” and no person or company acting jointly or in concert with such an underwriter, may, in connection with such a distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under this Prospectus and Prospectus Supplement, including selling an aggregate number or principal amount of Securities that would result in an underwriter creating an over-allocation position in the Securities.

Unless otherwise specified in the applicable Prospectus Supplement, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. Consequently, unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Subscription Receipts, Warrants and Units may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus. This may affect the pricing of the Subscription Receipts, Warrants and Units in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. No assurances can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange. See “Risk Factors”.

DESCRIPTION OF SECURITIES

The following is a brief summary of certain general terms and provisions of the Securities as at the date of this Prospectus. The summary does not purport to be complete and is indicative only. The specific terms of any Securities to be offered under this Prospectus, and the extent to which the general terms described in this Prospectus apply to such Securities, will be set forth in the applicable Prospectus Supplement. Moreover, a Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus.

Common Shares

The Company is authorized to issue an unlimited amount of Common Shares, without par value, of which, as of August 2, 2023, 286,928,342 are issued and outstanding. There are also options outstanding to purchase up to 7,860,876 Common Shares at prices ranging from C$7.13 to C$21.90, 1,061,434 Restricted Share Units, 659,448 Performance Share Units and 112,933 Deferred Share Units outstanding as of August 2, 2023 (62,332 of which may be settled for cash only and 50,601 of which may be settled for Common Shares) as well as 5,000,000 common share purchase warrants each exercisable into one Common Share until April 30, 2024 at an exercise price of $20.00. In addition, the Company has an aggregate of $230,000,000 principal amount outstanding of 0.375% unsecured convertible senior notes due 2027 (the “2027 Notes”). Upon conversion, holders of the 2027 Notes will receive Common Shares based on an initial conversion rate, subject to adjustment, of 60.3865 Common Shares per $1,000 principal amount of 2027 Notes (which represents an initial conversion price of approximately $16.56 per share). The 2027 Notes are governed by an indenture (the “Note Indenture”) entered into between the Company and Computershare Trust Company, N.A. on December 2, 2021. A copy of the Note Indenture is available under the Company’s profile at www.sedarplus.ca.

Holders of Common Shares are entitled to one vote per Common Share at all meetings of the Company’s shareholders, to receive dividends as and when declared by the directors of the Company and to receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company. There are no pre-emptive, conversion or redemption rights attached to the Common Shares.

Subscription Receipts

The following description sets forth certain general terms and provisions of Subscription Receipts that may be issued hereunder and is not intended to be complete. Subscription Receipts may be issued at various times which will entitle holders thereof to receive, upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants, Units or any combination thereof. The Subscription Receipts may be offered separately or together with other Securities, as the case may be. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant Prospectus Supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. The subscription proceeds from an offering of Subscription Receipts will be held in escrow by the Escrow Agent pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). If underwriters, dealers or agents are used in the sale of any Subscription Receipts, one or more of such underwriters, dealers or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter, dealer or agent.

The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the applicable Subscription Receipt Agreement. Purchasers of Subscription Receipts should refer to the Subscription Receipt Agreement relating to the specific Subscription Receipts being offered for the complete terms of the Subscription Receipts. A copy of any Subscription Receipt Agreement relating to an offering of Subscription Receipts will be filed by the Company with the securities regulatory authorities in the applicable Canadian offering jurisdictions and with the SEC after the Company has entered into it.

The particular terms of each issue of Subscription Receipts will be described in the related Prospectus Supplement. This description may include, but is not limited to, any of the following, if applicable:

•	the designation and aggregate number of the Subscription Receipts being offered;

•	the price at which the Subscription Receipts will be offered;

•

the designation, number and terms of the Common Shares, Warrants, Units or any combination thereof to be received by the holders of the Subscription Receipts upon satisfaction of the release conditions, and any procedures that will result in the adjustment of those numbers;

•	the identity of the Escrow Agent;

•

the conditions (the “Release Conditions”) that must be met in order for holders of the Subscription Receipts to receive, for no additional consideration, Common Shares, Warrants, Units or any combination thereof;

•	the procedures for the issuance and delivery of the Common Shares, Warrants, Units or any combination thereof to holders of the Subscription Receipts upon satisfaction of the Release Conditions;

•	whether any payments will be made to holders of the Subscription Receipts upon delivery of the Common Shares, Warrants, Units or any combination thereof upon satisfaction of the Release Conditions;

•

the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of the Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•

the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters, dealers or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters, dealers or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

•

procedures for the refund by the Escrow Agent to holders of the Subscription Receipts of all or a portion of the subscription price of their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•

any contractual right of rescission to be granted to initial purchasers of the Subscription Receipts in the event that this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement of the Company to purchase the Subscription Receipts in the open market by private agreement or otherwise;

•	if the Subscription Receipts are issued as a Unit with another Security, the date, if any, on and after which the Subscription Receipts and the other Security will be separately transferable;

•	whether the Company will issue the Subscription Receipts as global securities and, if so, the identity of the depository for the global securities;

•	whether the Company will issue the Subscription Receipts as bearer securities, as registered securities or both;

•

provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the Subscription Receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, Warrants or Units, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

•	whether the Company will apply to list the Subscription Receipts on any securities exchange;

•	the material United States and Canadian federal income tax consequences of owning the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of Subscription Receipts will not be, and will not have the rights of, shareholders of the Company. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants, Units or a combination thereof on exchange or conversion of their Subscription Receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the Subscription Receipts are

sold to or through underwriters, dealers or agents, a portion of the Escrowed Funds may be released to such underwriters, dealers or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or consent in writing from such holders. The number of votes of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that the Company may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Warrants

The following description sets forth certain general terms and provisions of Warrants that may be issued hereunder and is not intended to be complete. The Warrants may be offered separately or together with other Securities, as the case may be. Warrants may be issued at various times under one or more warrant agreements or warrant indentures to be entered into by the Company and one or more banks or trust companies acting as warrant agent.

The statements made in this Prospectus relating to any warrant indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the applicable warrant indenture, if any. Potential purchasers of Warrants should refer to the warrant indenture, if any, relating to the specific Warrants being offered for the complete terms of the Warrants. A copy of any warrant indenture, if any, relating to an offering or Warrants will be filed by the Company with the securities regulatory authorities in applicable Canadian offering jurisdictions and with the SEC after the Company has entered into it.

The particular terms of each issue of Warrants will be described in the related Prospectus Supplement. This description may include, but is not limited to, any of the following, if applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the designation, number and terms of the Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire, including any “early termination” provisions;

•	the exercise price of the Warrants;

•	if the Warrants are issued as a Unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

•	any minimum or maximum amount of Warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

•	whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

•

provisions as to modification, amendment or variation of the warrant indenture or any rights or terms of such Warrants, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares or Units, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

•	whether the Company will apply to list the Warrants on any securities exchange;

•	the material United States and Canadian federal income tax consequences of owning the Warrants; and

•	any other material terms and conditions of the Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities underlying the Warrants. The Company may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, in the manner set forth in the applicable indenture(s) or certificates, including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

Units

The following description sets forth certain general terms and provisions of the Units that may be issued hereunder and is not intended to be complete. Units may be issued at various times comprising any combination of the other Securities described in this Prospectus. Each Unit will be issued so that the holder of such Unit is also the holder of each Security composing such Unit. Therefore, the holder of a Unit will have the rights and obligations of a holder of each included Security (except in some cases where the right to transfer an included Security of a Unit may not occur without the transfer of the other included Security comprising part of such Unit). The Units may be offered separately or together with other Securities, as the case may be.

The particular terms of each issue of Units will be described in the related Prospectus Supplement. This description may include, but is not limited to, any of the following, if applicable:

•	the designation and aggregate number of Units;

•	the price at which the Units will be offered;

•	the designation and terms of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

•	whether the Units will be issued in fully registered or global form;

•	whether the Company will apply to list the Units on any securities exchange;

•	the material United States and Canadian federal income tax consequences of owning the Units, including how the purchase price paid will be allocated among the Securities comprising the Units; and

•	any other material terms and conditions of the Units.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is subject to United States federal taxation. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

PRIOR SALES

A description of prior sales of the Securities will be provided as required in each Prospectus Supplement to this Prospectus.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX in Canada under the symbol “FR” and are listed on the NYSE in the United States under the symbol “AG”. Trading price and volume of the Common Shares will be provided as required in each Prospectus Supplement to this Prospectus.

RISK FACTORS

Before deciding to invest in any Securities, prospective purchasers of the Securities should consider carefully the risk factors and the other information contained in and incorporated by reference into this Prospectus and any applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities. An investment in the Securities offered hereunder is speculative and involves a high degree of risk. Information regarding the risks affecting the Company and its business is provided in the documents incorporated by reference in this Prospectus, including in the Company’s most recent annual information form under the heading “Description of Business—Risk Factors”. Additional risks and uncertainties not known to the Company or that management currently deems immaterial may also impair the Company’s business, financial condition, results of operations or prospects. See “Documents Incorporated by Reference”.

No Assurance of Active or Liquid Market

No assurance can be given that an active or liquid trading market for the Common Shares will be sustained. If an active or liquid market for the Common Shares fails to be sustained, the prices at which such shares trade may be adversely affected. Whether or not the Common Shares will trade at lower prices depends on many factors, including the liquidity of the Common Shares, the markets for similar securities, general economic conditions and the Company’s financial condition, historic financial performance and future prospects.

There is no public market for the Warrants, Subscription Receipts or Units and, unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to apply for listing of such Securities on any securities exchange. If the Warrants, Subscription Receipts or Units are traded after their initial issue, they may trade at a discount from their initial offering prices depending on the market for similar securities and other factors including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the Warrants, Subscription Receipts or Units or that a trading market for these securities will develop.

Public Markets and Share Prices

The market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on the TSX, NYSE or any other stock exchange could be subject to significant fluctuations in response to variations in the Company’s financial results or other factors. In addition, fluctuations in the stock market may adversely affect the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on a stock exchange regardless of the financial performance of the Company. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the financial performance of issuers. Market fluctuations may adversely impact the market price of the Common Shares and any other Securities offered hereunder that become listed and posted for trading on a stock exchange. There can be no assurance of the price at which the Common Shares that become listed and posted for trading on a stock exchange will trade.

Additional Issuances and Dilution

The Company may issue and sell additional securities of the Company from time to time. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any securities of the Company that are issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company’s earnings per share. Moreover, this Prospectus may create a perceived risk of dilution resulting in downward pressure on the price of the Company’s issued and outstanding Common Shares, which could contribute to progressive declines in the prices of such securities.

Discretion Regarding Use of Proceeds

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline

INTERESTS OF EXPERTS

The financial statements incorporated in this Prospectus by reference and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte LLP is independent with respect to the Company within the meaning of the U.S. Securities Act and the applicable rules and regulations of the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States) (PCAOB) and within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Gonzalo Mercado, P. Geo., David Rowe CPG, Michael Jarred Deal, RM SME, María Elena Vázquez, P.Geo, David Wanner, PE, Ramon Mendoza Reyes, P. Eng., Persio P. Rosario, P.Eng., Phillip J. Spurgeon, P. Geo., Brian Boutilier, P.Eng. and Joaquin Merino, P. Geo prepared technical reports or information with respect to the Company’s mining properties.

To management’s knowledge, Mr. Merino, does not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates). Mr. Merino is consulting as a Senior Advisor in Geology for the Company.

Mr. Gonzalo Mercado is the Vice President of Exploration and Technical Services of the Company, Mr. David Rowe is the Director of Mineral Resources of the Company, Ms. Vázquez is the Geological Database Manager of the Company, Mr. Deal is the Vice President of Metallurgy & Innovation of the Company , Mr. Wanner is the Chief Project Engineer for Jerritt Canyon Gold LLC (a wholly owned subsidiary of the Company), Mr. Mendoza-Reyes is the former Vice President of Technical Services of the Company, Mr. Rosario is the former Vice President of Processing, Metallurgy and Innovation of the Company, Mr. Spurgeon is the Senior Resource Geologist of the Company, Mr. Boutilier is a Projects Manager of the Company. Each of the foregoing individuals may hold stock options, restricted share units and/or performance share units of the Company which represent less than 1% of the outstanding shares of the Company.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon on behalf of the Company by Bennett Jones LLP, Vancouver, B.C., as to Canadian legal matters, and Dorsey & Whitney LLP, Vancouver, B.C. and Seattle, Washington, as to United States legal matters. As of the date hereof, the partners and associates of Bennett Jones LLP own, directly or indirectly, less than 1% of the Common Shares and the partners and associates of Dorsey & Whitney LLP own, directly or indirectly, less than 1% of the Common Shares. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.

Keith Neumeyer, the President, Chief Executive Officer and a director of the Company, and Thomas Fudge, a director the Company, reside outside of Canada. Messrs. Neumeyer and Fudge have appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent
Keith Neumeyer	Bennett Jones LLP 2500 Park Place 666 Burrard Street Vancouver, British Columbia V6E 2X8
Thomas Fudge

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the person has appointed an agent for service of process.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

The Company is governed by the laws of British Columbia and its principal place of business is outside the United States. The majority of the directors and officers of the Company and the experts named under “Interests of Experts” herein are resident outside of the United States and a substantial portion of the Company’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Company, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Company or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Company or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

The Company filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Puglisi & Associates, with an address at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of Securities under the Registration Statement.

CONTRACTUAL RIGHTS OF RESCISSION

Original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the Company, including Subscription Receipts and Warrants if offered separately without any other Securities, will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this Prospectus, the relevant Prospectus Supplement or an amendment thereto contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Up to US$150,000,000 of

FIRST MAJESTIC SILVER CORP.

Common Shares

PROSPECTUS SUPPLEMENT

BMO Capital Markets

TD Securities

February 22, 2024